SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02015837

1 March, 2002

SUPPL

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendices 3X *Initial Director's Interest Notices* (12)
- Appendix 3B *New Issue Announcement* dated 17 January, 2002
- December 2001 Quarterly Report dated 18 January, 2002
- Appendix 3Y *Change of Director's Interest Notice*
- Appendix 5B *Mining Exploration Entity Quarterly Report* dated 21 January, 2002
- Chairman's Address to SPP General Meeting 24 January, 2002
- Letter to ASX re outcome of resolutions 24 January, 2002
- Constitution of SPP
- Company Announcement *SPP/CPM Gain Overwhelming Shareholder Support for Merger of Companies* 25 January, 2002
- Notice from Australian Stock Exchange *Proposed Merger Between Central Pacific Minerals NL and Southern Pacific Petroleum NL* dated 28 February, 2002

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Diane Day
Group Manager Corporate Relations

Encls

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE CHRISTOPHER WRIGHT
Date of appointment	21/12/1987

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 1,750,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN DAVIDSON
Date of appointment	03/10/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 300,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Kirsanda Nominees Pty Ltd	• 20,000 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (*if issued securities*)	
No. and class of securities to which interest relates	

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAMBELL MCCHEYNE ANDERSON
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 5,000 Ordinary Fully Paid Shares • 500,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDYTHE ALEXIA PARKINSON-MARCOUX
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 300,001 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JENNIFER ANN MCFARLANE
Date of appointment	27/03/1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 124,566 Ordinary Fully Paid Shares
- 1,909,960 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of appointment	01/05/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 12,000 Ordinary Fully Paid Shares • 2,000,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Alternate Director	JOHN STUART MCFARLANE
Date of appointment	17/02/1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 520 Ordinary Fully Paid Shares
- 50 Ordinary Shares Paid to 10 cents
- 840,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Parlour Investments Pty Ltd	• 5,000 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SOUTHERN PACIFIC PETROLEUM NL	
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN VAL BROWNING
Date of appointment	08/08/1980

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 1,820,000 Equity Participation Shares; • 4 Special Equity Guarantee Options which have rights of exercise up to 10,050,000 ordinary shares (assuming an exchange rate of AUD$1.00 per US$0.50) pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
ANZ Nominees Limited	• 3,080,000 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NORTON BELKNAP
Date of appointment	21/09/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 175,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 300,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT BRYAN
Date of appointment	19/01/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 300,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHERN PACIFIC PETROLEUM NL**
ABN	**36 008 460 366**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR HERBERT KUSS
Date of appointment	27/03/1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 2,600 Ordinary Fully Paid Shares
- 560,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Southern Pacific Petroleum N.L.

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 options have been issued which in total can be converted to a maximum of 10,050,000 fully paid ordinary shares (options can only be exercised if the Guarantee Facility is drawn)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options (for provision of Guarantee Facility) over Fully Paid Ordinary Shares as follows: Option A over a maximum of 150,000 fully paid ordinary shares Option B over a maximum of 2,400,000 fully paid ordinary shares Option C over a maximum of 3,000,000 fully paid ordinary shares Option D over a maximum of 4,500,000 fully paid ordinary shares The terms and conditions of the options (including that options can only be exercised if the Guarantee Facility is drawn upon) were detailed in the Notice of Extraordinary General Meeting of the company held on 21 December 2001. This notice was lodged with the ASX on 20 November 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, Options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of Options will rank pari passu with existing ordinary shares from the date of issue of those shares. Options do not have the rights attaching to shares.
5	Issue price or consideration	Deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly installments.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued as consideration for the granting of an unsecured guarantee facility to the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/12/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Note:
2,500,000 fully paid ordinary shares issued. An additional 220,000 moved from Equity Participation to fully paid as advised by separate form

Number	+Class
321,010,810	Ordinary fully paid
2,595,247	Ordinary shares paid to 10c

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,976,151	Equity Participation Shares paid to 1c
		4,550,000	Convertible Unsecured Notes at $3.30 per Note
		12,500,000	Options expiring on 20/04/2006
		4 (Options A, B, C & D)	Guarantee Facility Options over maximum 10,050,000 Fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant to ASX that the issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those $^+$securities should not be granted $^+$quotation. We warrant to ASX that an offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .17/01/02...........................
(Director/Company secretary)

Print name: .V. H. Kuss

== == == == ==

+ See chapter 19 for defined terms.

SPP CPM

Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)
Central Pacific Minerals N.L.
(ABN 14 008 460 651)

DECEMBER 2001 QUARTERLY REPORT

18 January 2002

This Quarterly Report summarises the activities of Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L. (SPP/CPM – "the Companies") for the quarter ended 31 December 2001. This report also contains information on a number of key events that occurred subsequent to 31 December 2001.

1. STUART STAGE 1 ACHIEVES RECORD PERFORMANCE IN FOURTH QUARTER

Record Production and Longest Continuous Plant Run Achieved in the Fourth Quarter

The Companies are pleased to advise that the Stuart Stage 1 demonstration plant produced 88,000 barrels of oil in the fourth quarter, a new record, exceeding the best previous quarter by 13%. The plant was on production for 35 days in the fourth quarter processing shale at rates up to 195 tonnes per hour.

Oil production for the year was 233,000 barrels, increasing total production since the start of operations to 268,000 barrels.

The plant has been on production since 19 December 2001, establishing a run length record (as of 18 January 2002) of 30 days. A short shutdown is currently being planned beginning the week of 20 January to carry out normal inspections and opportune plant maintenance.

Operating Cash Flow Breakeven Achieved in November

As reported on 17 December, the Stage 1 plant achieved operating cash flow breakeven in the month of November based on the value of oil produced in the month. At current world crude oil prices, operating cash flow breakeven is achieved at a monthly production of around 50,000 barrels (35% "capacity factor") and monthly operating costs of A$2.5 million.

The Companies are targeting to exceed operating cash flow breakeven on a quarterly and annual basis in 2002 at prevailing oil prices, building on the success in November 2001.

Operating Costs Reduced to A$7.5 Million in Fourth Quarter, Beating Goal

Operating costs were reduced to A$7.5 million in the fourth quarter, beating the previously set goal by 17%. Reduced contract services and other savings were achieved commensurate with increased plant reliability and reduced unplanned maintenance in the quarter.

2. A$6.5 MILLION IN OIL SALES ACHIEVED IN 2001

On 20 October 2001, a second cargo of 42,100 barrels of light fuel oil (previously referred to as medium shale oil) was shipped and sold into the Singapore and south-east Asian fuel oil market. Net revenues after shipping costs were A$1.3 million.

A second cargo of 42,000 barrels of ultra low sulphur naphtha was also shipped from Stuart on 24 November 2001. It is being stored in tankage in Sydney while logistics and final sale arrangements are completed.

In 2001, 175,000 barrels of oil products were shipped of which 133,000 barrels were sold, providing $A6.5 million in net revenues for the Companies. Oil product inventory of 135,000 barrels at year-end 2001 is valued at approximately A$6.8 million.

3. STUART STAGE 2 COMMERCIAL PLANT DEVELOPMENT PROGRAM RAMPING UP

Supplementary Report to Stage 2 Draft EIS Released

On 18 January 2002, the Companies released a Supplementary Report to the Stage 2 Draft Environmental Impact Statement (EIS) which has been lodged with both the Queensland and Commonwealth Governments. The Supplementary Report responds to the questions raised by government agencies and the public in submissions on the Draft EIS originally filed in September 1999. The report also incorporates lessons learned from two years of commissioning and operations experience in Stage 1 of the Stuart Project.

Stage 2 Project Execution Planning and Design Work Restarted

Based on the progress achieved in Stage 1, development work on Stage 2 was restarted in the fourth quarter, including project execution planning and project design work. The Companies are currently pursuing additional near term financing and seeking new partners to assist in accelerating the Stage 2 development program.

The Companies target is to reach a development decision on Stage 2 by the end of 2002 or early 2003 to enable production start-up in late 2005 or early 2006.

4. CORPORATE RESTRUCTURING PROGRESSING AS PLANNED

As previously announced, the Boards of SPP and CPM have approved in principle the terms of a merger under which SPP will issue 2.664 SPP shares for each CPM share. The merger will be effected through a scheme of arrangement under the Corporations Act.

A key milestone was reached on 11 December 2001 when the Federal Court of Australia ordered scheme meetings to be convened for the four separate categories of securities that are the subject of the merger. These meetings will be held on 24 January 2002.

Subject to the outcomes of these scheme meetings and subsequent final court approval, the scheme could be implemented by the end of the first quarter of 2002.

5. SHAREHOLDERS APPROVE A$15 MILLION LOAN GUARANTEE FACILITY

Shareholders of the Companies at extraordinary general meetings held on 21 December 2001 approved a A$15 million unsecured standby guarantee facility which the Companies had arranged with a shareholder and Director.

The Companies are also advancing plans on a number of other options for additional financing, to enable up to A$40 million to be spent on incremental investment in Stage 1 to de-bottleneck plant capacity and increase plant availability, as well as to accelerate further development work on Stage 2.

6. FUNDS MANAGEMENT

At the end of December 2001, the Companies had A$18.5 million of available funds under management. Funds remain conservatively invested with around 70% in cash, bills and bonds.

On a proforma basis, the new A$15 million guarantee facility effectively increases the Companies available funds at the end of December 2001 to A$33.5 million.

James D McFarland
Managing Director
18 January 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SOUTHERN PACIFIC PETROLEUM NL (*SPP*)	
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held beneficially under the Company's deferred employee share plan. The registered holder is SPP Employee Share Plan Pty Ltd (Deferred Account). These shares must be held by the Trustee company for 12 months.
Date of change	Holding Statement Date 8 January 2001
No. of securities held prior to change	12,000 Ordinary Fully paid shares 2,000,000 Equity Participation Shares
Class	
Number acquired	3,333
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market by the Trustee on behalf of the employee. 1,666 acquired for $0.6002 1,667 acquired for $0.60
No. of securities held after change	15,333 Ordinary Fully paid Shares 2,000,000 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market transaction purchased by Trustee on behalf of the employee

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

Southern Pacific Petroleum N.L.

ACN or ARBN	Quarter ended ("current quarter")
008 460 366	31 December 2001

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		784	3,550
1.2	Payments for	(a) exploration and evaluation	(7,858)	(25,943)
		(b) development		
		(c) production		
		(d) administration	(1,589)	(5,443)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		35	135
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other - Tenement Security Deposits Received/(paid)		(881)	(1,764)
	- Sundry Receipts		109	116
	- GST Credits received from Aust Tax Office		426	2,547
	Net Operating Cash Flows		(8,974)	(26,802)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments	(197)	(464)
		(c) other fixed assets		(144)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	14	436
		(c)other fixed assets		67
1.10	Loans to other entities – Stuart Project			
1.11	Loans repaid by other entities			
1.12	Other Dividends Received		13	39
	Interest Received		179	1,093
	Payment for purchase of controlled entity			(1,015)
	Net investing cash flows		9	12
1.13	Total operating and investing cash flows (carried forward)		(8,965)	(26,790)

"Equity Investments" includes investments in equities, bonds and other financial securities.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(8,965)	(26,790)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	39	3,505
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – Interest Paid on Convertible Notes	(637)	(1,275)
	Net financing cash flows	(598)	2,230
	Net increase (decrease) in cash held	(9,563)	(24,560)
1.20	Cash at beginning of quarter/year to date	15,894	30,891
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	6,331	6,331

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	218
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements (being put in place) US$7.5 million Guarantee Facility (SPP Share US$3.75 million converted at A$/US$ rate on 31/12/01 of US$0.5109) approved at EGM on 21/12/01 is now being used to put in place a standby credit facility.	7,340	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	7,320
4.2	Development	
	Total	**7,320**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	863	1,882
5.2 (a)	Deposits at call	1,209	4,473
5.2 (b)	Short Term Securities	4,000	8,519
5.3	Bank overdraft		
5.4	Other (Intercompany Cash Account)	259	1,020
	Total: cash at end of quarter (item 1.22)	6,331	15,894

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Restricted +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil	 N/a N/a	 N/a N/a
7.3	**+Ordinary securities** Fully Paid Partly Paid Equity Participation	 321,010,810 2,595,247 27,976,151	 321,010,810 2,595,247 Nil	 Fully Paid 50 Various	 Fully Paid 10 1
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 49,998 7,667 80,000 Nil	 49,998 Nil Nil Nil	 77 65 67 N/a	 77 1 1 N/a
7.5	**+Convertible debt securities** (*Unsecured Convertible Notes issued at $3.30)*	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil	 N/a N/a	 N/a N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*	12,500,000	Nil	*Exercise price* $1.25	*Expiry date* 20/04/2006
7.8	Issued during quarter	Nil	Nil	N/a	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7	**Options** *(each option converts to Fully Paid Ordinary Shares – maximum possible number is disclosed in brackets)*	Option A (150,000) Option B (2,400,000) Option C (3,000,000) Option D (4,500,000)	Nil Nil Nil Nil	Options A, B, C & D are all issued at deferred consid of $A0.01 per share that may be purchased by exercise of that option	N/a
7.8	Issued during quarter	Options A, B, C & D	Nil	Details per above	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures***(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..21 January 2002.........
(Director)

Print name: ......J. D. McFarland...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Southern Pacific Petroleum N.L.

ABN 36 008 460 366

ASX Announcement – Chairman's address to SPP General Meeting

24 January 2002

1. Chairman's Address to SPP General Meeting (9.00 am*)

Ladies and Gentlemen,

The purpose of this general meeting of SPP is to consider a number of matters for the proposed restructuring of the SPP Group.

The paramount objective of the proposed restructuring is to merge the listed entities of CPM and SPP so that there is one publicly listed company, SPP, which will be the holding company of CPM. Key details of the restructuring and of the resolutions to be put to this meeting in order to effect the restructuring are outlined in the Explanatory Memorandum which was sent to holders of ordinary shares and contributing shares on 23 December 2001. Your directors unanimously recommend to you each of the resolutions in the Notice of Meeting.

Your directors believe that the restructuring will deliver a number of benefits to shareholders. As outlined in the Explanatory Memorandum, those potential benefits include:

- creating a simpler corporate structure facilitating easier analysis of the SPP Group's opportunities by the market;
- there being only one listed company, SPP, which will result in the aggregation of share trading of the two companies and potentially improved liquidity;
- increasing the market capitalisation of SPP, especially for the purpose of representation in share market indices;
- enhancing corporate governance, as a single Board of directors will oversee the business of SPP and CPM, as one group;
- orderly transition, over a 2 year period, to a corporate structure that does not have any takeover protection mechanisms. This will be achieved by amendment of the Constitution of SPP so that for 2 years from the implementation date of the ordinary scheme, the maximum shareholding of any person, and his or her associates, is limited to 20%;
- providing a simpler vehicle to access capital markets; and

* All times referred to are Australian Eastern Standard Time (that is Brisbane time, which is one hour less than Sydney summer time).

- ensuring that SPP remains a prominent, Australian-listed public company as it continues to grow.

The merger of SPP and CPM is complex and there are a number of aspects to it. In summary, the restructuring proposal involves a merger by way of four separate schemes of arrangement. Under the schemes, SPP will acquire shares in CPM held by shareholders other than SPP in exchange for the issue to those shareholders of SPP shares of an equivalent class. CPM convertible notes will not be acquired by SPP, but the terms of the CPM convertible notes will be amended so that upon conversion, replacement ordinary shares in SPP will be issued rather than CPM ordinary shares. For each CPM share, SPP will issue to CPM shareholders 2.664 SPP replacement shares (or 2.664 SPP replacement ordinary shares upon conversion of the CPM convertible notes).

The schemes of arrangement will result in SPP owning at least 80% of CPM's voting shares. Other key features of the proposal include:

- cancellation of all of the shares held by CPM in SPP by means of a selective capital reduction in SPP. This is required by the Corporations Act; and
- amendment of the Constitution of SPP to include a 20% shareholding limit, as I have mentioned.

You are asked to vote at this general meeting on resolutions to effect the schemes of arrangement, the amendment of SPP's Constitution and the selective capital reduction.

All of your directors who hold shares in SPP intend to vote their shares in favour of resolutions 1 and 2 of the Notice of Meeting. The Corporations Act does not permit your directors to vote in favour of resolution 3, which is the resolution to approve the selective capital reduction.

SPP CPM

Southern Pacific Petroleum N.L.
A.B.N. 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

24 January 2002

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L. (*SPP*)

In accordance with Listing Rule 3.13.2, set out below are details of the outcome of resolutions put to *shareholders at a general meeting held this morning and details of the total number of proxies received in* relation to those resolutions.

Resolution 1

1. THAT subject to:

   (a) *The Ordinary Scheme being Effective; and*

   (b) The fulfillment or waiver in relation to a Scheme of each of the conditions precedent in clause 3.1 of that Scheme,

   Approval is given for SPP to take all actions, execute all documents and do all other things necessary in order to fulfil its obligations in relation to the relevant Scheme under the Implementation Deed and the Deed Poll, the terms of which are described in the Explanatory Memorandum and, in particular:

   (i) For the Ordinary Scheme, the issue to Ordinary Scheme Members of Replacement Ordinary Shares;

   (ii) For the Contributing Scheme, the issue to Contributing Scheme Members of Replacement Contributing Shares; and

   (iii) For the Equity Participation Scheme, the issue to Equity Participation Scheme Members of Replacement Equity Participation Shares,

   (iv) In accordance with clause 3.2 and 3.3 of the Implementation Deed and clause 3 of the Deed Poll.

Proxies Received	
For:	52,997,890
Against:	138,940
Abstained:	154,248
Discretionary:	30,878,436

The resolution was passed on a show of hands.

Resolution 2

2. THAT subject to the Ordinary Scheme being Effective, SPP's Constitution be altered by making the amendments set out in Appendix 3 to the Explanatory Memorandum, a copy of which is submitted to the meeting and, for the purposes of identification, signed by the Chairman of the meeting.

Proxies Received	
For:	52,973,760
Against:	155,770
Abstained:	123,448
Discretionary:	30,891,736

The resolution was passed on a show of hands.

Resolution 3

3. THAT subject to:

(a) A special resolution in favour of the Capital Reduction being approved at a separate meeting of CPM, whose shares in SPP are to be cancelled in the Capital Reduction; and

(b) The Ordinary Scheme becoming Effective.

The issued share capital of SPP be reduced, pursuant to section 256B of the Corporations Act, by cancelling all Shares of SPP held by CPM, and in consideration for the cancellation of those Shares SPP will pay to CPM an amount of A$1.00.

Proxies Received	
For:	52,816,700
Against:	157,380
Abstained:	193,398
Discretionary:	30,889,736

The resolution was passed on a show of hands.

At a separate meeting of CPM in its capacity as shareholder of SPP, the capital reduction was approved with CPM's representative voting in favour of the capital reduction.

Yours faithfully

V H Kuss
Secretary

Corporations Law

A No Liability Company

CONSTITUTION

of

SOUTHERN PACIFIC PETROLEUM NL

ACN 008 460 366

TABLE OF CONTENTS

SHARES 4

CERTIFICATES 11

CALLS 12

LIENS AND FORFEITURE 12

TRANSFER AND TRANSMISSION 14

INCREASE, REDUCTION AND ALTERATION OF CAPITAL 15

MODIFICATION OF RIGHTS 16

MORTGAGES 16

GENERAL MEETINGS 16

PROCEEDINGS AT GENERAL MEETINGS 17

VOTES OF MEMBERS 18

DIRECTORS 20

ROTATION OF DIRECTORS 23

APPOINTMENT OF ALTERNATE DIRECTORS 23

ELECTION OF DIRECTORS 24

MANAGING DIRECTOR 24

PROCEEDINGS OF DIRECTORS 25

MINUTES 27

CHEQUES 27

COMMON SEAL 28

POWERS OF DIRECTORS 28

BORROWING POWERS 28

LOCAL MANAGEMENT 29

BRANCH REGISTERS 30

RESERVE FUND 30

DIVIDENDS 30

CAPITALISATION OF PROFITS 32
ACCOUNTS 32
AUDIT 34
NOTICES 34
DISCOVERY 35
WINDING UP 35
INDEMNITY 36
VENDOR SECURITIES 37
EXCHANGE RULES 37
PROPORTIONAL TAKEOVER PLEBISCITES 38

Corporations Law

A No Liability Company

CONSTITUTION

OF

SOUTHERN PACIFIC PETROLEUM NL

(ACN 008 460 366)

I The name of the Company is **SOUTHERN PACIFIC PETROLEUM NL**

II The objects for which the Company is established are as follows:

(1) To apply for purchase take on lease or license or in exchange or otherwise acquire petroleum and mineral rights grants concessions leases licenses claims permits or other interests in petroleum and mineral rights mines and mining rights

(2) To prospect explore develop exercise turn to account and open any petroleum mineral oil and/or natural gas permits licenses leases rights authorities holdings tenements claims or concessions or other similar rights or privileges on any lands wells mining rights or other properties from time to time in the possession of the Company or to which or in which the Company has any rights or interests in any manner deemed desirable.

(3) To mine drill bore for raise dig work claims for quarry for win get take pump and carry away mineral oils natural gas and all other liquid solid or gaseous hydrocarbons in a free or other state including any substance which may be extracted from rocks or minerals by any process of destructive distillation ores coals minerals metals earth and other substances.

(4) To smelt calcine refine dress amalgamate manipulate prepare for market transport by land sea or air and convey in any manner whatsoever petrol motor spirit oil petroleum oleaginous substances oil shales coal coke lignites bitumen napthas mineral waxes gas and mineral substances of all kinds and to carry on any other mineral or mining operations which may seem conducive to any of the Company's objects.

(5) To grant concessions leases licenses claims or other interests in petroleum or mineral rights mines and mining rights.

(6) To enter into partnership or any arrangement for sharing profits union of interest co-operation joint adventure reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorised to

carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company.

(7) To carry on the business of contractors for oil drilling hirers of oil drilling equipment dealers in and suppliers of oil distilling or drilling equipment suppliers of oil and all accessories thereto or any equipment relating thereto.

(8) To carry on the business of plant and equipment owners hirers and lessors and enter into agreements with purchasers lessees and hirers of articles and goods dealt with by the Company and to negotiate assign mortgage and pledge such agreements for cash or otherwise.

(9) To construct carry out maintain improve manage work control superintend aid in or subscribe towards any aerodromes heliports roads ways tramways railways bridges tanks stations pipelines reservoirs storage facilities for petroleum products of all types water-courses aqueducts wharves furnaces mills crushing works hydraulic works mines electrical works heat and power supply works retorts gas absorption plants compressors laboratories dwelling houses for workmen and others refineries factories warehouses offices shops and other works which may seen directly or indirectly conducive to any of the objects of the Company and to contribute to subsidise or otherwise aid or take part in such operations.

(10) To acquire by purchase hire lease exchange or otherwise for cash or shares or debentures or any other consideration or without consideration or by or upon application:

(i.) Any mining or prospecting permits licences leases rights authorities holdings tenements claims or concessions or other similar rights or privileges including any rights or permits to enter;

(ii.) mines mining and mineral properties of all types and descriptions:

(iii.) any water rights and any permits licences leases rights authorities holdings tenements claims or concessions or any other similar rights or privileges or benefits of any nature whatsoever which may be held in connection with or in association with or by virtue of any interests or rights or privileges of any nature whatsoever;

(iv.) any interests in or options over any permits licences leases rights authorities holdings tenements claims concessions or any other similar rights or privileges:

(v.) the whole or any part of the business property and liabilities of any person or body of persons whether corporate or unincorporated;

(vi.) lends buildings easements licences and other rights or interest in or over real or leasehold estates;

(vii.) ships vessels plant machinery goods and other personal estate and effects;

(viii.) patents patent rights or inventions licences concessions trade marks copyrights or secret processes or privileges of any kind or nature which

are or may seem capable of being used for any of the purposes of the Company and which may seem calculated directly or indirectly to benefit the Company for any matter article or subject of manufacturer in any way connected with any business or businesses for the time being carried on by the Company;

(ix.) shares stock bonds debentures units sub-units loan notes deposit notes options and other securities or obligations in or of or constituted or created by any company undertaking authority or corporate body.

(11) To carry on all or any of the following trades or businesses:-

(i.) contractors for oil or gas drilling oil well drillers oil well prospectors hirers of oil drilling equipment dealers in and suppliers of oil distilling or drilling equipment suppliers of oil and all accessories thereto or any equipment relating thereto;

(ii.) distilling and refining petroleum and mineral oils and the absorption of oil from shale gas and the extraction of gas and/or oil from coal and/or other materials and the liquefaction of gas and also all the subsidiary and incidental undertakings associated with such businesses;

(iii.) manufacturers of and dealers in all or any of the by-products of oil and gas;

(iv.) prospectors for producers refiners importers and distributors of petrol motor spirit petroleum products gases and oils of all descriptions;

(v.) colliery proprietors and operators owners and operators of all types of mines and vendors purchasers or dealers in oils of all descriptions coal coke minerals metals and the products and by-products (chemical or otherwise) of petrol coal coke and any other mineral or metal;

(vi.) expert advisers and providers of oil field specialty services suppliers and hirers of oil field equipment and of all ancillary services for the efficient locating drilling completing or testing of oil or gas wells;

(vii.) plant hirers manufacturers' agents indent agents general merchants importers designers and pattern makers and also the businesses of general merchants commission agents shipping agents general and common carriers forwarding agents by any or all means of transport warehouse keepers storage proprietors and issuers of warrants to persons warehousing goods with the Company or any of which may be dealt with by the Company;

(viii.) shippers and charterers and carriers by land air and water of all kinds of goods merchandise produce materials metals or minerals or contractors with any other shippers charterers or carriers by land air or water;

(ix.) owners and operators of a Gas Works Company in all its branches and recoverers manufacturers sellers and suppliers of gas for light heat power or for any other purposes to any city town place or other location which the Company may deem advisable and manufacturers of

dealers in and vendors of coke coal tar and all other minerals and by-products obtained from the manufacture of gas and/or natural gas;

(x.) owners and operators of a pipeline company for oil gas and/or water and any other liquid or gaseous substance and for that purpose to equip and maintain all necessary pumping stations.

(12) To acquire and hold shares stock debentures debenture stock bonds obligations units sub-units options and other securities rights and interests of whatsoever kind issued created constituted or guaranteed by any sovereign or other government or governmental agencies or departments or by any company or other corporate body or municipal or other authority constituted or carrying on business in Australia or elsewhere.

(13) To raise money by the issue of shares debentures or by deposit or otherwise and to invest any moneys so raised and any other moneys of the Company in such forms of property or undertakings or investments as the Directors think fit.

(14) To carry on business as investors financiers promoters underwriters sub-underwriters brokers guarantors bankers and capitalists to advance and lend moneys and deal in securities and to carry on business as an investment company to acquire real and personal property of all kinds and to hold and deal therewith.

(15) To promote and establish companies and associations for the prosecution or execution of undertakings works projects or enterprises of any description whether of a private or public or quasi-public character.

(16) To undertake and carry out all such operations and transactions (except life assurance business) as an individual capitalist may lawfully undertake and carry out.

(17) To take part in the management supervision or control of the business or operations of any company or undertaking and for that purpose to appoint and remunerate any directors accountants or other experts or agents.

(18) To transact or carry on all kinds of agency business.

(19) To act as trustee for any person or company or property whether real or personal of all kinds and as such trustee to accept execute and carry out all powers duties and obligations conferred upon it under the trust instrument of which it is trustee or by law.

(20) To act as nominee or agent or attorney either solely or jointly with others for any person company or corporation or for any municipal or other authority or public body.

(21) To carry on the business of importers exporters manufacturers producers vendors suppliers and distributors of and dealers in all kinds of goods wares and merchandise and all kinds of chattels chemicals commodities and things.

(22) To carry on the business of manufacturers wholesale and retail sellers importers and exporters of distributors supplies agents or dealers in all

equipment goods chattels wares merchandise articles and things and any kind of product capable of being used in any of the businesses carried on by the Company or required by any customer of or persons having dealings with the Company.

(23) To locate survey and design land for development of all kinds and to develop and improve the resources of any land for agricultural horticultural grazing pastoral mining industrial or closer settlement purposes or any other purpose either alone or in partnership or by agreement with any governmental or other public authority.

(24) To carry on the businesses of land development or agricultural horticultural grazing and pastoral pursuits of any kind of the raising breeding and marketing of livestock of any kind of the production and marketing of produce of any kind and of the development of facilities townships communications settlements and industries in connection therewith.

(25) To undertake the development of any kind of produce of the soil and to prepare treat and render marketable any such produce or any commodity derived therefrom or any by-product thereof and to deposit of and deal in such produce commodity or by-produce in its natural prepared or manufactured state and whether by wholesale or retail.

(26) To seek for and secure openings for employment of capital and with a view thereto to carry out all kinds of exploration and research and to obtain any options concessions grants decrees rights or privileges whatsoever which may seem to the Directors capable of being turned to account and to work develop carry out exercise and turn to account the same also to purchase or acquire sell exchange and turn to account property and rights of all kinds and in particular lands buildings agricultural or otherwise buildings concessions mines patents licences monopolies plantations farms and business concerns and undertakings.

(27) To acquire undertake commence develop and carry on any business or occupation whether commercial industrial manufacturing trading merchandising retailing importing exporting designing planning building engineering constructing pastoral grazing acting as agents bankers financiers underwriters and sub-underwriters performing any services or otherwise whether in connection with or independently of any other businesses of the Company

(28) To carry on any other business or occupation whether of the nature of manufacturing trading financing performing services or otherwise may seem to the Directors to be capable of being conveniently carried on in connection with any of the businesses or activities abovementioned which the Company is for the time being carrying on or engaged in or to be ancillary or subsidiary thereto or to be calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(29) To perform or do all or any of the following operations acts or things

(i.) To pay all the costs charges and expenses of the promotion flotation (including brokerage) and establishment of the Company and to remunerate any person or company by brokerage or otherwise for

services rendered or to be rendered in placing any shares or securities of the Company;

(ii.) To sell let dispose of or grant rights over or otherwise deal with all or any property of the Company for cash or upon terms or for shares debentures or otherwise and upon any terms and conditions thought desirable

(iii.) To erect buildings factories plant and machinery and other works for the purposes of the Company;

(iv.) To subdivide land make and maintain bridges culverts drains and other works and make open and dedicate roads;

(v.) To make experiments and conduct research in connection with any business of the Company or any business in which the Company is in any way interested and to protect any inventions by letters patent or otherwise;

(vi.) To grant licences to use patents copyrights designs or secret processes of the Company;

(vii.) To manufacture import or export plant machinery tools appliances accessories goods and things for use or sale or for any other purpose of the Company;

(viii.) To provide and carry on any service including transport and the supply of water steam gas and electricity and to do anything necessary or convenient in relation to any such service;

(ix.) To draw accept and negotiate bills of exchange promissory notes and other negotiable instruments;

(x.) To underwrite the shares stock or securities of any other company and so far as the law will permit to pay underwriting commissions and brokerage on any shares stock or securities issued by this Company;

(xi.) To borrow money or to receive money on deposit either without security or secured by debentures debenture stock (perpetual or terminable) mortgage or other security charged on the undertaking or all or any of the assets of the Company including uncalled capital;

(xii.) To lend money with or without security and to invest money of the Company in such manner (other than in the shares of this Company) as the Directors think fit;

(xiii.) To guarantee or give indemnities in respect of the contracts or liabilities of any person or body of persons whether corporate or unincorporated with or without taking security and to secure any such guarantee or liability undertaken by the Company by mortgage or other security charged on the undertaking or all or any of the assets of the Company including uncalled capital;

(xiv.) To enter into arrangements for partnership for joint working in business for sharing profits or for amalgamation with any person or body of persons whether corporate or unincorporated;

(xv.) To act as agent or trustee for any person or body of persons whether corporate or unincorporated;

(xvi.) To promote companies for any purpose whatsoever;

(xvii.) To grant easements licences and other rights and privileges with or without consideration;

(xviii.) To sell the undertaking and all or any of the assets rights goodwill and property of the Company for cash or for stock shares or securities of any other company or for any other consideration;

(xix.) To obtain support or oppose any Act or Acts of Parliament or other statutory enactment rule order instrument licence privilege exemption or authority as may seem to the Directors to be expedient in the interests of the Company;

(xx.) To provide housing accommodation and health educational recreational and other amenities and facilities for workmen and others employed by the Company or for communities of persons residing in or near any of the Company's properties;

(xxi.) To make donations to any person company or organisation either in cash shares or other assets as the Directors may think directly or indirectly conducive to all or any of the objects of the Company or otherwise expedient;

(xxii.) To give any shareholder servant or employee of the Company any share or interest in the profits of the Company's business and for that purpose to enter into any arrangements including the issue of employees' shares which the Directors of the Company may think fit;

(xxiii.) To promote and assist clubs institutes and associations;

(xxiv.) To enter into any arrangements or contracts with any governmental municipal or other authority or with any person or body of persons whether corporate or unincorporated for any of the purposes of the Company and to appoint such person or body of persons the agent of the Company for the sale of its products or for any other purposes;

(xxv.) To appoint attorneys for and on behalf of the Company and to execute the necessary powers to the said attorneys to act for and in the name and on behalf of the Company and to revoke all or any of such powers and appointments as shall be deemed expedient or advisable;

(xxvi.) To grant pensions allowances gratuities and bonuses to employees (including Directors) or ex-employees (including ex-Directors) of or other persons who have served or worked for or directed or assisted in the affairs of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or any such

subsidiary company or the dependents or connections of such persons (all of whom are hereinafter referred to as "such persons");

(aa) To establish and support or aid in the establishment and support of associations funds trusts and conveniences which in the opinion of the Directors are calculated to benefit any of such persons and to make payments for or towards insurance or for or towards the provision of superannuation or other payments or allowances or for any other purpose for the benefit of any of such persons;

(bb) To subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public or useful object;

(cc) To subscribe to or otherwise aid benevolent charitable national or other institutions or objects of a public character or which in the opinion of the Directors have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise;

(dd) To make such arrangements or agreements as the Directors may think fit with any of the officers or employees of the Company for or in respect of the acquisition of any of the shares of the Company;

(ee) To distribute in specie assets of the Company properly distributable amongst its members.

(30) To do all or any of the things hereinbefore authorised in any part of the world either alone or in conjunction with or as factors trustees or agents for others or by or through factors trustees or agents.

(31) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

IT IS HEREBY DECLARED that in the interpretation of this clause the meaning of any of the Company's objects shall not be restricted by reference to any other object or by the juxtaposition of two or more objects and that in the event of any ambiguity this clause shall be constructed in such a way as to widen and not restrict the powers of the Company.

III The share capital of the Company is divided into:

(a) Four Hundred and Thirty Million (430,000,000) Ordinary Shares of Fifty cents ($0.50) each.

(b)

IV Acceptance of shares in the Company shall not constitute a contract to pay calls in respect of the shares or to make any contribution towards debts and liabilities of the Company.

V The full names addresses and occupations of the subscribers hereto and the number of shares they respectively agree to take are:

Name, Address and Occupations of Subscribers	**Number of Shares**
Ian McFarlane 9 Fisher Avenue VAUCLUSE NSW Company Director	Two (2) Ordinary Shares
Francis Lambert Miller 99 Burns Road WAHROONGA NSW Company Director	Two (2) Ordinary Shares
John Montague Rothery 30A Wattle Street KILLARA NSW Solicitor	Two (2) Ordinary Shares
Ian Farley Hutchinson 6 Carrington Avenue MOSMAN NSW Solicitor	Two (2) Ordinary Shares
Robert Colin Nicholls Unit 708 15 Wyagdon Street NORTH SYDNEY NSW Solicitor	Two (2) Ordinary Shares

VI The subscribers are desirous of being formed into a Company in pursuance of this Memorandum of Association and respectively agree to take the number of shares in the capital of the Company set out opposite our respective names in the last preceding paragraph hereof.

DATED this 25th day of January, 1968

Signature of Subscribers	**No. of Shares which he agrees to take**	**Witness**

Ian McFarlane 9 Fisher Avenue VAUCLUSE NSW Company Director	Two (2) Ordinary Shares	Stephanie Glyn 90 Nelson Street ANNANDALE NSW Secretary
Francis Lambert Miller 99 Burns Road WAHROONGA NSW Company Director	Two (2) Ordinary Shares	Stephanie Glyn 90 Nelson Street ANNANDALE NSW Secretary
Ian Farley Hutchinson 6 Carrington Avenue MOSMAN NSW Solicitor	Two (2) Ordinary Shares	P J H Allen 187 Macquarie Street SYDNEY NSW
John Montague Rothery 30A Wattle Street KILLARA NSW Solicitor	Two (2) Ordinary Shares	P J H Allen 187 Macquarie Street SYDNEY NSW
Robert Colin Nicholls Unit 708 15 Wyagdon Street NORTH SYDNEY NSW Solicitor	Two (2) Ordinary Shares	P J H Allen 187 Macquarie Street SYDNEY NSW

Corporations Law

A No Liability Company

CONSTITUTION

OF

SOUTHERN PACIFIC PETROLEUM NL

(ACN 008 460 366)

PRELIMINARY

1. In these Articles unless there be something in the subject or context inconsistent therewith:

"**Books Closing Date**" means, in respect of any dividend, distribution or pro-rata issue, the time and date set by the Company in accordance with the Listing Rules for determining the entitlement to participate in the dividend, distribution or issue, as the case may be.

"**Company**" means the company as above.

"**CPM**" means Central Pacific Minerals NL (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

"**Cross Shareholder**" means Central Pacific Minerals NL (ACN 008 460 651) and/or any wholly owned subsidiary, as is appropriate.

"**Deferred Security Holder**" means holders of ordinary, contributing and equity participation shares who elect to be bound by their respective Schemes but to retain their shares in CPM for up to 10 years pursuant to the terms of their respective Schemes.

"**Directors**" means the directors for the time being of the Company.

"**Dividend**" includes bonus.

"**Effective**" means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

"**Equity Participation Scheme**" means the scheme of arrangement between CPM and the equity participation shareholders set out in Part F of the Information Memorandum.

"**Exchange**" means the Australian Stock Exchange Limited.

"**Exchange Ratio**" means the ratio at which CPM securities are exchanged for SPP securities which is 2.664 as adjusted pursuant to Appendix 3 of the Information Memorandum.

"**FAST System**" means the scheme for the Flexible Accelerated Security Transfer System operated by the Exchange.

"**Home Exchange**" means the state branch of the Exchange designated to the Company by the Exchange.

"**Information Memorandum**" means the Information Memorandum relating to the Schemes dated 12 December 2001.

"**Insolvency Event**" means, in respect of a body corporate, the happening of one or more of these events:

(a) the body corporate resolves to wind itself up, or otherwise dissolve itself, except to reconstruct or amalgamate while solvent, or is otherwise wound up or dissolved; or

(b) an order is made that the body corporate be wound up, and that order is not set aside or revoked within 21 days of it being made; or

(c) an order is made appointing a liquidator in respect of the body corporate, or a liquidator is appointed whether or not under an order, and that order or appointment is not set aside or revoked within 21 days of it being made; or

(d) an order is made appointing a provisional liquidator in respect of the body corporate, or a provisional liquidator is appointed whether or not under an order, and that order or appointment is not set aside or revoked within 21 days of it being made; or

(e) except to reconstruct or amalgamate while solvent the body corporate enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors; or

(f) an order is made appointing a receiver or a receiver and manager in respect of the material assets of the body corporate, or one of them is appointed, whether or not under an order, and the order or appointment is not set aside or revoked within 21 days of it being made; or

(g) the body corporate becomes insolvent under Section 922 of the Law for the purposes of Part 7.10 of the Law or is presumed to be insolvent under Section 459C of the Law and the circumstances giving rise to such insolvency, if capable of remedy, are not so remedied within 21 days thereof; or

(h) the body corporate takes any steps to obtain protection or is granted protection from its creditors, under any applicable legislation or an administrator is appointed to the body corporate; or

(i) anything analogous or having a substantially similar effect to any of the events specified above happens with respect to the body corporate under the law of any applicable jurisdiction.

"**Issuer**" means the Company or the Cross Shareholder.

"**Law**" means the Corporations Law or any statutory modification, amendment or re-enactment for the time being in force.

"**Listing Rules**" means the Listing Rules of the Exchange or any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange.

"**Material Adverse Change**" means a change in the Company that adversely affects the value of its business, property, assets, undertaking or financial condition which is equivalent to an amount in excess of the greater of $20 million (1995 Dollars) or 15% of the market value of the Company's listed share capital at the relevant time.

"**Month**" means calendar month.

"**Office**" means the registered office for the time being of the Company.

"**Official Quotation**" means, in relation to a share, the quotation of such share on the official list of a stock exchange.

"**Ordinary Share**" means an ordinary share in the capital of the Company having a par value of 50 cents.

"**Project**" means the research and development project on the Stuart Resource involving the mining of oil shale, the retorting of crude oil from oil shale and the distillation of the crude oil to produce naphtha and gas oil, utilising technology for the extraction of oil from oil shale after it has been mined which has been developed by the Alberta Oil Sands Technology and Research Authority and ABB Lummus Crest, Inc.

"**Proper SCH transfer**" means:

(j) an SCH-regulated transfer effected in accordance with the SCH Business Rules; or

(k) a transfer that is taken by Section1097D of the Law to be a proper SCH transfer.

"**Register**" means the Register of Members to be kept pursuant to the Law.

"**SCH**" is short for securities clearing house.

"**SCH Business Rules**" means the business rules (within the meaning of Chapter 7 of the Law) of the SCH.

"**SCH-regulated transfer**" means a transfer (within the meaning of Division3 of Part7.13 of the Law) of a quoted security or a quoted right (both as defined in Part7.13 of the Law) that, according to the SCH Business Rules, is an SCH-regulated transfer.

"**Scheme**" means each of the schemes between CPM and each of its ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Parts D, E, F and G of the Information Memorandum subject to any alterations or conditions made or required by the Court pursuant to s411(6) of the Corporations Act.

"**Scheme Record Date**" means the date 5 days after the second court order is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

"**Secretary**" includes any person appointed to perform the duties of a secretary of the Company.

"**securities clearing house**" means the body corporate in relation to which an approval under Section779B of the Law is in force.

"**Selling Document**" means, in respect of a public offering, any prospectus, registration statement, information memorandum or other selling document required under the law of any applicable jurisdiction in connection with such public offering.

"**Special Resolution**" has the meaning assigned to it by the Law.

"**Stuart Resource**" means the specific geological rock formation containing oil shale which is situated in and near the city of Gladstone, Queensland, Australia, the approximate geographic boundaries of which are currently contained in Exploration Permits EPM3215 and EPM3436 and the Mining Lease Application MLA80003.

"**Territory**" means the Australian Capital Territory.

"**In writing**" or "**written**" means and includes the words printed lithographed represented or reproduced in any mode in a visible form.

"**1995 Dollars**" means, in respect of a dollar amount, the amount which would result if the dollar amount were adjusted annually for increases in the Consumer Price Index for Australia (Eight Capital Cities) All Groups published from time to time by the Australian Bureau of Statistics using as a base the Consumer Price Index as at 30 June 1995.

Words importing the singular number only include the plural number and vice versa.

Words importing the masculine gender also include the feminine gender.

Words importing persons include corporations.

Reference to any Section of the Law shall be deemed to include references to any corresponding Section in any re-enactment or modification of the Law and also to the Section referred to as re-enacted or modified by any subsequent amendment or re-enactment of the Law.

2. (a) The Replaceable rules contained in the Law do not apply to the Company.

   (b) The powers set forth in Section 124 to the Law shall to the extent that they are in enlargement and augmentation of the objects and powers contained in the Constitution and not curtailment or diminution thereof apply to the Company as if the same had been herein repeated at length.

SHARES

3. The share capital of the Company is divided into:

   (i) Four Hundred and Thirty Million (430,000,000) Ordinary Shares of Fifty cents ($0.50) each.

5. Subject to these Articles and to the provisions of the Law the shares including any new shares shall be at the disposal of the Directors who may allot grant options over or otherwise deal with or dispose of them to such persons at such times and generally on such terms and conditions (including issue at a discount) as they think proper. Subject as aforesaid any share may be issued with such preferential deferred or special rights, privileges or conditions or with such restrictions whether in regard to dividend voting return of share capital or otherwise as the Directors may from time to time determine. Provided however that no director shall participate in any issue of shares or options to employees unless the shareholders in general meeting have approved of the specific allotment to be made to such director and unless he holds office in an executive capacity and provided further that no shares shall be issued to transfer a controlling interest in the Company without the prior approval of shareholders in general meeting.

5A (1) For the purpose of this Article 5A:

"**Initial Holder**" means the person in whose name the relevant share is first allotted pursuant to these Articles (or pursuant to Article 5A of CPM's constitution for shares issued that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution).

"**Relevant Date**" means in respect of a particular share the first to occur of the following dates:

(a) The date upon which the Initial Holder of the share has served three years continuous Service with the Company with periods of service by that Initial Holder which occurred prior to the date of allotment of the relevant shares not being included in any such calculations except for periods of service pertaining to shares issued by CPM pursuant to Article 5A of its constitution that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution;

(b) Such other date as the Directors may in their discretion determine as the Relevant Date for a particular share in order to relieve hardship or where the directors believe that there has been a change in control of the Company. For the purposes of this Article 5A "a change in control of the Company" shall have occurred where a person either alone or together with his associates (as defined in the Companies (Acquisition of Shares) Code) becomes after the date of the first issue of shares in the Company subject to the terms of this Article 5A entitled to 20% or more of the voting shares issued in the Company;

provided that if the events referred to above occur prior to the date upon which all of the moneys payable in respect of the shares have been paid to the Company the Relevant Date in that situation shall only occur on the date that all of such moneys have been paid to the Company in respect of the said share.

"**Service with the Company**" means either:

(a) Full time employment by the Company, its subsidiaries and/or Central Pacific Minerals NL and/or its subsidiaries and companies in which any such company owns 50% of the issued shares ;

(b) The acting as director with any of the companies referred to in (a) above;

(c) The acting as a consultant with any of the companies referred to in (a) above.

(2) Without limiting the provisions of these Articles of Association (and in particular Article 5 hereof) the directors may from time to time allot and issue to persons who are directors, employees or consultants of the Company, Southern Pacific Petroleum NL and/or any company which is related to the Company or Southern Pacific Petroleum NL ordinary shares in the Company which have all the rights attaching to ordinary shares except that they are subject to the following conditions:

(i) Except in respect of resolutions changing or having the effect of changing the members of the board of directors of the Company where the directors believe that there has been a change in control of the Company, the shares shall not entitle its holder to any right to vote at any general meeting of the Company held prior to the Relevant Date;

(ii) No dividend shall be declared and paid in respect of the shares in the period prior to the Relevant Date;

(iii) The share shall not confer on its holder any right to receive a distribution in excess of the amount paid up on the said share at the relevant time upon winding up of the Company prior to the Relevant Date.

(3) The Directors may issue any ordinary shares which are subject to conditions as set out in (2) above at prices determined from time to time by the Directors (such prices not being less than 90% of the last sale price for ordinary shares in the Company on the Sydney Stock Exchange Ltd prior to the date of issue) and the price so determined shall be the amount payable in respect of the shares for all purposes hereunder and in particular, without limiting the generality of the foregoing, in relation to the definition of Relevant Date as referred to above.

(4) (a) At no time shall the number of ordinary shares in the Company issued under this Article 5A and in respect of which neither of the dates referred to in subparagraphs (a) and (b) of the definition of Relevant Date in paragraph (1) above has occurred (in this subparagraph 5A(4)(a) called "subject shares") exceed 6 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the subject shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(b) For the purposes of this subparagraph 5A(4)(b) an ordinary share in the Company issued under this Article 5A shall be considered a "relevant share" until the later of the Relevant Date in respect of that share and the date which is 2 years after the date of issue of that share. At no time shall the number of relevant shares exceed 10 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the relevant shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(5) (a) Except where the Law or the Listing Rules allow the Company not to issue certificates, the share certificates for any shares allotted or issued subject to the conditions referred to in this Article 5A shall bear (whether on its face or otherwise) an endorsement which is as follows:

"The shares to which this certificate relates were allotted and issued subject to the conditions set out in Article 5A of the Company's Articles of Association. Enquiries as to the effect of these conditions on the abovementioned shares should be directed to the Secretary of the Company."

(b) At any time after the relevant date relating to any particular shares the holder of those shares may apply to the Directors for the deletion of the endorsement which may be effected in the manner considered most convenient at the time by the said Directors.

(c) Notwithstanding any of the provisions of these Articles the Company will not issue a shares certificate in respect of and evidencing a parcel of shares which include some shares subject to the aforementioned conditions and others that are not.

6. Save as herein otherwise provided the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not except as ordered by a court of competent jurisdiction or as by statute required be bound to recognise any equitable or other claim to or interest in such share on the part of any other person.

The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditional) for any shares of the Company or for procuring or agreeing to procure subscriptions (whether absolutely or conditionally for any shares of the Company but so that the statutory conditions and requirements shall be observed and complied with and the amount or rate of commission shall not exceed ten percentum of the price at which the shares are issued. The commission may be paid or satisfied in cash or in shares in debentures of the Company or partly in one of such modes and partly in another or others.

7.A (a) A person must not own more than 20 per cent of the ordinary shares.

(b) A person must not acquire any ordinary shares if any person would, immediately after the acquisition, own more than 20 per cent of the ordinary shares.

(c) The Directors must not allot any unissued ordinary shares if, in their opinion, as a result of the allotment a person would contravene Article 7.A (a).

(d) The Directors must not authorise the issue or allotment of any securities of the Company which, by virtue of any terms or conditions applicable to them, are convertible, or may be converted, into ordinary shares unless those terms or conditions provide that those securities may not be so converted by their holder if in the Director's opinion such a conversion will result in a person contravening Article 7.A (a).

(e) A person who contravenes Article 7.A (a) does not, while that contravention continues, have any right:

(i) to vote any Excess Shares owned by that person and other shares owned by that person so that the maximum voting rights the person enjoys is 20% of the total ordinary shares in the Company excluding the Excess Shares at any general meeting of the Company or at any meeting of the holders of the ordinary shares of any class or combination of classes. At any general or other meeting:

(A) a ruling by the chair that a person does not have a right to vote for the reason set out in this paragraph shall be final and bind the person concerned; and

(B) no resolution shall be invalid by reason only that it is found later that a person voted on that resolution when that person did not have a right to vote at that meeting for the reason set out in this paragraph; and

(ii) to a dividend or other distribution by the Company (including any distribution on a winding up of the Company) under this Constitution payable for any Excess Shares owned by that person except that, if the Excess Shares which cause that person to contravene Article 7.A (a) were acquired or are owned by a person in that person's capacity as executor or administrator of a deceased member, this paragraph (ii) shall not apply until six months has elapsed from the death of that member.

7.B A member who is paid a distribution by the Company to which a person is not entitled under paragraph 7.A (e) (ii) shall refund that payment to the Company promptly upon notice from the Company requiring that payment to be refunded. If the member fails to promptly refund that payment, the Company has a right to recover that payment as a debt due and owing.

7.C A person will breach clause 7.A through the act or omission of another person, the Company or the Directors (even if in breach of Articles 7.A(c) or (d)).

8.A If in the Director's reasonable opinion a person (in this Article 8.A, 8.B and 8.C the "owner") contravenes Article 7.A(a), the Directors may cause a notice to be given to any person believed by the Directors to be a member of any ordinary share owned by the owner which notice:

(a) specifies all shares owned by the person receiving the notice and the owner;

(b) specifies the number of Excess Shares;

(c) explains the effect of Article 7A(e); and

(d) requires the disposal, within a period of not less than 28 days specified in the notice, of the Excess Shares as specified in the notice.

8.B (a) If the requirements of a notice given under Article 8.A are not complied with, the Company may sell, in such manner as the Directors in their absolute discretion determine at the ruling market price or otherwise the best price reasonably obtainable at the time, the Excess Shares, and a transfer of any such Excess Shares signed by a Director for the purpose of giving effect to the sale shall be as valid and effectual as if signed by the registered member of the Excess Shares.

(b) The Company may receive and give a good discharge for the proceeds of a sale under paragraph 8.B (a), may pay or recoup out of those proceeds all reasonable costs and expenses of or incidental to the sale and may retain the amount of any distribution paid by the Company to the member to which the person was not entitled under paragraph 7A(e)(ii) and must pay the net amount to the owner.

(c) The Company is not bound to see to the application of the net amount paid to the owner under paragraph 8.B (b) and that amount may be paid by cheque posted to the owner at his or her address appearing in the register.

8.C The omission to give a notice to a person under Article 8.A does not affect the validity of a notice given to another person in respect of an ordinary share owned by the owner.

8.D In exercising the powers under the Ownership Restriction Articles, the directors must act in good faith but are entitled to have sole regard to the interests of the Company and may disregard any loss or disadvantage that may be suffered by individual members or other persons affected by the exercise of those powers.

8.E The directors, so long as they comply with Article 8D, have no liability to the Company, a member or to any other person for failing to treat any share, or erroneously determining that any share should be treated, as an Excess Share or if, on the basis of any such determination, they perform or exercise (or purport

to perform or exercise) their duties, powers, rights or discretions under these Ownership Restriction Articles concerning such Excess Share.

8.F Any resolution, determination or decision to exercise any discretion or power by the directors under the Ownership Restriction Articles shall be final and conclusive in the absence of bad faith or manifest error on the part of the directors.

8.G If the whole or any part of these Ownership Restriction Articles are void, unenforceable or illegal in a jurisdiction, it is severed for that jurisdiction. The remainder of the Ownership Restriction Articles have full force and effect and the validity or enforceability of that provision in any jurisdiction is not affected. The Ownership Restriction Articles have no effect if the severance alters the basic nature of the Ownership Restriction Articles or is contrary to public policy.

9.A The Ownership Restriction Articles commence to operate from the Implementation Date and expire two years after the Implementation Date.

10.A The Ownership Restriction Articles apply despite anything else in this Constitution.

10.B In the Ownership Restriction Articles:

(a) a person is taken to own an ordinary share if, and only if:

(i) that person has a relevant interest in the ordinary share for the purposes of the Corporations Act; or

(ii) an Associate of that person has such a relevant interest in the ordinary share.

(b) "**Associate**" in relation to a person (the "Primary Person") means:

(i) if the Primary Person is a body corporate:

(A) a body corporate it controls;

(B) a body corporate that controls it; or

(C) a body corporate that is controlled by an entity that controls it;

(ii) a person with whom the Primary Person has, or proposes to enter into, a relevant agreement for the purpose of controlling or influencing the composition of the Company's board of directors or the conduct of affairs of the Company;

(iii) a person with whom the Primary Person is acting, or proposes to act, in concert in relation to the Company's affairs.

(c) a person acquires ordinary shares in the Company if, and only if:

(i) the person acquires a relevant interest in those ordinary shares as a result of a transaction entered into by or on behalf of the person in relation to those ordinary shares, in relation to any other securities of the Company or in relation to securities of any other body corporate; or

(ii) the person acquires any legal or equitable interest in securities of the Company or in securities of any other body corporate and, as a result of the acquisition, another person acquires a relevant interest in those ordinary shares.

(d) a person disposes of ordinary shares in the Company if, and only if, having a relevant interest in those ordinary shares, the person ceases to have a relevant interest in those ordinary shares.

(e) a reference to the formation by the Directors of an opinion or a belief is a reference to an opinion or belief, as the case may be, formed by a simple majority of Directors in their absolute discretion present and voting at any meeting of Directors. The Directors are not obliged to provide to any person any reason or grounds for any such opinion or belief.

(f) "**Body corporate**", "**relevant agreement**", "**relevant interest**" and "**securities**" have the same meaning as those expressions have when used in the Corporations Act.

(g) "**Implementation Date**" means the "implementation date" as defined in the scheme of arrangement for the ordinary shareholders in Central Pacific Minerals N.L., whereby Central Pacific Minerals N.L. became a subsidiary of the Company.

(h) "**Excess Shares**" means any ordinary shares in the capital of the Company owned by any person in breach of Article 7A (a).

(i) "**person**" does not include the Company or any subsidiary of the Company.

(j) "**Ownership Restriction Articles**" means Articles 7.A, 7.B, 7.C, 8.A, 8.B, 8.C, 8.D, 8.E, 8.F, 8.G, 9.A, 10.A and 10.B.

CERTIFICATES

11B. All provisions of these Articles relating to the issue, cancellation and replacement of certificates for shares issued by the Company are subject to the Law, the Listing Rules and the SCH Business Rules.

CALLS

12. The Directors may subject to of the Law from time to time make such calls as they think fit upon the members in respect of all moneys unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call shall be deemed to have been made when the resolution of the Directors authorising such call was passed and may be made payable by installments. A call may be revoked or postponed as the Directors may determine.

13. The Directors may subject to the Law from time to time make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

14. Any share upon which a call at the expiration of fourteen days after the day for its payment is unpaid shall thereupon be absolutely forfeited and the Company shall thereafter comply with Section 254Q of the Law. Any shares held by the Directors in trust for the Company pursuant to Subsection (a) of 254Q be reissued sold or otherwise disposed of by the Directors in such manner as they think fit and if the Directors so resolve credited as paid up to such amount as the Directors determine.

15. At any sale by auction under Section 254Q of the Law a share forfeited for non-payment of any call may if the Directors so determine be offered for sale and sold credited as paid up to the sum of the amount paid up thereon at the time of forfeiture and the amount of such call and the amount of any other call or calls becoming payable on or before the date of sale.

16. The Directors may if they think fit receive from any member willing to advance the same all or any part of the sum due upon the shares held by him beyond the sums actually called for; and the Directors may agree from time to time and subject to such terms and conditions as they may impose that the Company pay interest upon the amount so paid or satisfied in advance or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance has been made. Capital paid on shares in advance of call, shall not, whilst carrying interest, confer a right to participate in profits.

LIENS AND FORFEITURE

18. Whenever any law for the time being of any country state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any Government or taxing authority or Government official to require the Company to make any payment in respect of any shares registered in the name of any member (whether solely or jointly with others) or in respect of any dividends bonuses or other moneys paid or due or payable or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

    (a) the death of such member;

    (b) the non-payment of any income tax or other tax by such member;

(c) the non-payment of any estate probate succession death stamp or other duty by the executor or administrator of such member or by or out of his estate;

(d) any other act or thing;

the Company in such case and subject to the Law:

(i) shall be fully indemnified by such member or his executor or administrator from all liability;

(ii) shall have a lien upon the shares registered in the name of such member as aforesaid for all moneys paid by the Company in respect of such shares under or in consequence of any such law;

(iii) shall have a lien upon all dividends bonuses and other moneys payable in respect of shares registered in the name of such members as aforesaid for all moneys paid or payable by the Company in respect of such shares or in respect of any dividend bonus or other money as aforesaid thereon or for or on account or in respect of such member under or in consequence of any such law together with interest at the rate of eight percentum per annum thereon from date of payment to date of repayment and may deduct or set off against any such dividend bonus or other moneys payable as aforesaid any moneys paid or payable by the Company as aforesaid together with interest as aforesaid;

(iv) may recover as a debt due from such member or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of such law and interest thereon at the rate and for the period aforesaid;

(v) may if any such money is paid or payable by the Company under any such law as aforesaid refuse to register a transfer of any shares by any such member or his executor or administrator until such money and interest as aforesaid has been set off or deducted as aforesaid or has been otherwise paid to the Company.

Nothing herein contained shall prejudice or affect any right or remedy which any such law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid his executor administrator and estate wheresoever constituted or situate any right or remedy which such law confers purports to confer on the Company shall be enforceable by the Company.

19. For the purpose of enforcing such a lien the Directors may sell the shares subject thereto in such manner as they think fit; but no sale shall be made until notice in writing of the intention to sell shall have been served on such member his executors or administrators and default shall have been made by him or them in the payment of all sums due.

20. Upon any sale after forfeiture or for enforcing a lien in purported exercise of the powers herein before given the Directors may cause the purchaser's name to be entered in the register in respect of the shares sold and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money and after his name has been entered in the register in respect of such shares the validity of the sale not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

TRANSFER AND TRANSMISSION

20A. (a) The Company at any time and from time to time may participate in either or both of the FAST System and any computerised or electronic securities registration or stock market settlement system introduced by or acceptable to the Home Exchange or as provided by the Law, the Listing Rules or the SCH Business Rules.

(b) Notwithstanding any other provisions of these Articles, during any period or periods of participation in such system or systems:

(i) the Company, in respect of securities of the Company for the time being subject to such system or systems:

(A) may cancel any existing certificate relating to such securities;

(B) is not obliged to issue or replace any certificate in respect of such securities;

(ii) securities may be transferred and transfers may be registered, in any manner required or permitted by the Law, the Listing Rules and the SCH Business Rules applying to the system;

(iii) the Company must comply and give effect to those laws and rules; and

(iv) the Company must not refuse or fail to register or give effect to a proper SCH transfer in relation to any of its securities.

21. No transfer shall be registered unless a proper instrument of transfer has been delivered to the Company. The instrument of transfer of any share shall be signed by the transferor and the transferee and the transferor shall be deemed too remain the holder of such shares until the name of the transferee is entered in the Register in respect thereof.

22. The instrument of transfer of any share shall be in the form approved by the Exchange or such other form as the Directors may in special circumstances accept. No fee shall be charged on the transfer of any shares or any other securities.

23. There shall be no restriction on the transfer of fully paid up shares but the Directors may decline to register any transfer of shares upon which the Company has a lien. If the Directors refuse to register a transfer of any shares they shall forthwith send to the transferee notice of the refusal as required by Section 1093 of the Law. The Directors may also refuse to register more than three persons as the joint holders of any shares except in the case of executors or trustees of a deceased holder.

24. Every instrument of transfer shall be duly stamped and left at the office for registration accompanied by the certificate of shares to be transferred and such other evidence as the Company may require or as stipulated by any share transfer system in which the Company is participating and which is acceptable to the Exchange to prove the title of the transferor or his right to transfer the shares. All instruments of transfer which shall be registered shall be retained by the Company but any instrument of transfer which the Directors may decline to register shall on demand be returned to the person depositing the same except in the case of fraud.

25. The transfer books and Register of Members may be closed during such time as the Directors think fit not exceeding in the whole thirty days in each year. Twenty one days' notice at least of such intended closure shall be given by advertisements in the daily newspaper published and circulating generally throughout the Territory and by giving at least twenty one days' notice together with reasons for the closure in writing address to each Stock Exchange on which the shares of the Company are officially listed.

26. (a) In the case of the death of any one or more of the joint registered holders of any shares the survivors shall be the only persons recognised by the Company as having any title to or interest in those shares.

(b) The executors or administrators of a deceased member (not being one of two or more joint holders) shall be the only person recognised by the Company as having any title or interest in the shares registered in his name.

27. (a) Any person becoming entitled to shares in consequence of the death or bankruptcy of any member or otherwise by operation of law upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article or of his title as the Directors think sufficient may with the consent of the Directors be registered as a member in respect of such shares or may subject to the regulations as to transfers hereinbefore contained transfer such shares.

(b) This Article shall apply subject to any statutory provisions for the time being in force in the Territory relating to the transfer and transmission of shares and shall be construed and have effect in accordance with those provisions.

(c) This Article is hereinafter referred to as "the transmission clause".

28. The Directors shall have the same right to refuse to register a person entitled by transmission to any shares or his nominee as if he were the transferee named in an ordinary transfer presented for registration.

INCREASE, REDUCTION AND ALTERATION OF CAPITAL

29. The Company in general meeting may from time to time by ordinary resolution increase the capital by the creation of new shares of such amount as may be deemed expedient.

30. The new shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine.

31. Except so far as otherwise provided by the conditions of issue or by these presents any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to all the provisions herein contained with reference thereto.

32. Subject to the provisions of Article 35 the Company in general meeting may from time to time by ordinary resolution cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminished the amount of its share capital by the amount of the share so cancelled

MODIFICATION OF RIGHTS

35. (a) If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes of shares all or any of the rights and privileges attached to any class may be modified abrogated or altered in any way or preference capital repaid with the sanction of a resolution passed, at a separate meeting of the holders of shares of that class convened for the purpose, by a majority consisting of the holders of at least three-fourths of the issued shares of that class and the provisions hereinafter contained as to general meetings shall mutatis mutandis apply to every such meeting save that the quorum thereat shall be members present personally or by proxy and entitled to vote in respect of at least one-twentieth of the issued shares of the class. Provided always that if at any such meeting the necessary majority is not obtained then and in such case the consent in writing of the holders of at least three-fourths of the issued shares of the class to the modification abrogation alteration or repayment shall if obtained within two months from the date of such meeting have the same force and effect as a resolution duly passed in accordance with this Article.

(b) This Article shall apply subject to the provisions of the Law relating to the variation of the rights of holders of classes of shares.

MORTGAGES

36. The Directors shall cause a proper register to be kept in accordance with the Act of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.

37. If the directors or any of them or any other person shall become personally liable for the payment of any sum primarily due from the Company the Directors may execute or cause to be executed any mortgage charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or persons so becoming liable as aforesaid from any loss in respect of such liability.

GENERAL MEETINGS

39. (a) Any Director may convene an extraordinary meeting whenever he or she thinks fit.

(b) A meeting at which a special resolution is to be proposed shall be deemed not to be duly convened by the Directors or requisitionists as the case may be, if they do not give such notice thereof as is required by the Law in the case of special resolutions.

(c) A requisition by joint holders of shares must be signed by all such holders.

40. (a) The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate any of the proceedings at that meeting.

(b) Not less than fourteen days before the date of any general meeting the Directors shall:

(i) publish the notice of the intention to hold that meeting in a daily newspaper circulating throughout the Territory; and

(ii) forward a copy of that notice of those Stock Exchanges on which the shares of the Company are officially listed.

PROCEEDINGS AT GENERAL MEETINGS

41. The business of an annual meeting shall be to receive and consider the profit and loss account, the balance sheet and the report of the Directors and of the Auditors, to elect Directors, to appoint Auditors, to fix or authorise the Directors to fix the remuneration of the Auditors and to transact any other business which under these presents ought to be transacted at an annual meeting. All other business to be transacted at an annual meeting and all business to be transacted at an extraordinary meeting shall be deemed special and shall be subject to due notice of its general nature having been given in accordance with these Articles.

42. Until the Company in general meeting otherwise decides three members having the right to vote present personally or by proxy shall be a quorum for a general meeting and no business shall be transacted at any general meeting unless the quorum requisite be present at the commencement of the business.

43. The Chairman of Directors or in his absence the Deputy Chairman (if any) shall be entitled to take the chair at every general meeting. If their be no Chairman or Deputy Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding such meeting or is unwilling to act the members present shall choose one of the Directors to be Chairman and if no Director is present of if present is unwilling to take the chair shall choose one of their number to be Chairman.

44. If within half an hour from the time appointed for the meeting a quorum is not present the meeting if convened upon such requisition as aforesaid shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day time and place as the Directors may by notice to the shareholders appoint. If at such adjourned meeting a quorum is not present the meeting shall lapse.

45. Every question submitted to a meeting shall be decided in the first instance by a show of hands and in the case of an equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes to which he may be entitled as a member.

46. (a) At any general meeting unless a poll is demanded a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost and an entry to that effect in the book of proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

(b) A poll shall not be demanded on the election of a Chairman of a meeting or on the question of the adjournment of the meeting.

47. If a poll is demanded as aforesaid it shall be taken in such a manner and at such time and place as the Chairman of the meeting directs and either at once or at an interval or adjournment or otherwise and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In case of any dispute as to the admission or rejection of a vote the Chairman shall determine the same and such determination made in good faith shall be final and conclusive.

48. The Chairman of a general meeting may with the consent of the meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. A resolution passed at any adjournment meeting shall for all purposes be regarded as having been passed on the date on which it was in fact passed and shall not be deemed to have been passed on any earlier date.

49. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTES OF MEMBERS

50. Subject to the Law and these Articles every member shall be entitled to be present and to be reckoned in a quorum at every general meeting of the Company and vote on any question in accordance with the following Article.

51. Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held upon a show of hands every person present at the meeting being a member a proxy for a member or a duly authorised representative of a corporation which is a member shall have one vote. Subject as aforesaid upon a poll every member present in person or by proxy or being a corporation by representative duly authorised under the Law have one vote for each ordinary share which he holds. Preference shares shall not confer on the holders the right to vote at any general meeting unless such meeting is convened for the purpose of reducing the capital of or winding up the Company or sanctioning a sale of the undertaking or where a proposition or resolution to be submitted to the meeting proposes an alteration of the rights or privileges attaching to preference shares or unless at the date of the meeting the dividend on the preference shares has been in arrears for more than six months. When holders of preference shares are entitled to vote in respect thereof they shall have the same rights of voting as are hereby given to the holders of ordinary shares. A person entitled to cast more than one vote upon a poll need not, if he votes, use all his votes or cast all the votes he uses in the same way.

52. Any person entitled under the transmission clause to transfer any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares provided that forty-eight hours at least before the time of holding the meeting or adjourned meeting as the case may be at which he proposes to vote he shall satisfy the Directors of his right to transfer such shares unless the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

53. Where there are joint registered holders of any share any one of such persons may vote at any meeting either personally or by proxy in respect of such share as if he were solely entitled thereto and if more than one of such joint holders be present at any meeting personally or by proxy or attorney that one of the said persons so present whose name stands first on the Register in respect of such shares shall alone be entitled to vote in

respect thereof. Several executors or administrators of a deceased member in whose sole name any shares stand shall for the purposes of this clause be deemed joint holders thereof.

54. A person maybe appointed a proxy who is not a member of the Company.

56. A vote given in accordance with the terms of an instrument or proxy shall be valid notwithstanding the previous death of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given provided no intimation in writing of the death revocation or transfer shall have been received at the office before the meeting.

57. Every instrument of proxy whether for a specified meeting or otherwise shall as nearly as circumstances will admit be in the form or to the effect following:

"SOUTHERN PACIFIC PETROLEUM NL"

I

of

being a member of SOUTHERN PACIFIC PETROLEUM NL hereby appoint

of

(or failing him)

of

as my proxy to vote for me and on my behalf at the annual or extraordinary (as the case may be) meeting of the Company to be held on the day of 19 and at any adjournment thereof.

This form is to be used *in favour of / against the resolution.

*Strike out whichever is not desired. Unless otherwise instructed, the proxy may vote as he thinks fit.

AS WITNESS my hand this day of 19 .

SIGNED by the said)

)

in the presence of:)

58. No member shall be entitled to be present or to vote on any question either personally or by proxy or attorney or as proxy for another member at any general meeting or upon a poll or be reckoned in a quorum in respect of any shares upon which any call or other sum is due and unpaid.

DIRECTORS

59.1 Until otherwise **determined** by the Company in general meeting, the number of Directors, all of whom shall be natural persons, shall not exceed 10 or be less than 3.

59.2 The Company in general meeting may from time to time increase or reduce the number of Directors.

59.3 Where there is a reduction in the number of Directors then:

(1) the number of Directors as exceeds the permitted number must forthwith vacate office; and

(2) the Directors to vacate office shall be determined by the Board.

60. The Directors shall have power at any time and from time to time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the total number of Directors shall not at any time exceed the maximum number fixed. But any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.

61. (a) The Directors may be paid out of the funds of the Company as remuneration for their ordinary services as Directors such sum as has been or may from time to time be determined by the Company in general meeting.

(b) Such remuneration must be by a fixed sum and not be a commission on or percentage of the turnover or operating revenue of the Company or (except in the case of a Managing Director or Executive Director) its profits.

(c) The sum so fixed must be divided amongst the Directors in such proportion and manner as they shall from time to time agree or, in default of agreement, equally.

(d) The remuneration of each Director for his or her ordinary services is deemed to accrue from day to day and must be apportionable accordingly.

(e) For the purposes of this Article "remuneration" shall not include any financial benefit given by the Company by way of indemnifying a Director against a liability incurred by the Director as an officer of the Company or a premium paid by the Company in respect of a contract insuring the Director as an officer of the Company.

(f) If any Director or his duly appointed alternate being willing is called upon to perform extra services or to make any special exertions whether within or outside Australia or otherwise on behalf of or for any of the purposes of the Company the Company may from time to time remunerate such Director or alternate or his personal representative by payment of a fixed sum determined by, and paid on the authority of, the Directors in respect of such extra services or special exertions performed and such remuneration may be either in addition to or in substitution for any share in the remuneration provided in the case of Directors under Article 61 of this Constitution.

(g) The Directors and their duly appointed alternatives shall, in addition to any remuneration as aforesaid, also be entitled to be paid such reasonable travelling, hotel and other expenses that may be incurred by them for the purpose of attending meetings of the Directors or of the Company or otherwise on the business of or for any of the purposes of the Company.

61A. Directors on behalf of the Company, at their discretion, may pay and may enter into an agreement with a Director (other than a Managing Director or a Director who is also an executive of the Company) to pay a retiring allowance to or to the widow, dependants or legal personal representative of any such Director on or any time after that Director ceases by retirement or otherwise to hold office. The maximum amount of retiring allowance will be the sum equal to the total emoluments to which the Director was entitled during the period of three years preceding the date of the Director ceasing to hold office or such greater sum as may from time to time be determined by the Company in general meeting if the notice convening the meeting has stated the intention to propose an increase in the maximum retiring allowance.

62. The continuing directors may act notwithstanding any vacancy in their body but so that if the number falls below the number necessary to form a quorum the Directors shall not except in emergencies or for the purpose of filling up vacancies or convening general meetings act so long as the number is below the number necessary for a quorum.

63. The office of a Director shall ipso facto be vacated:

(a) if he become bankrupt or suspended payment or compound with his creditors;

(b) if he is found lunatic or becomes of unsound mind;

(c) if he absents himself from the meeting of the Directors for a continuous period of three months without special leave of absence from the Directors and the Board resolve that his office be vacated;

(d) if by notice in writing to the Company he resign his office or if he be removed under Article 67 hereof;

(e) if his office be vacated or he become prohibited from being a Director under or by reason of any order made under the Law or any of the provisions thereof;

(f) if he or any partner employer or employee of his accept or hold the office of Auditor of the Company;

(g) if he cease to hold the required number of shares to qualify him for office.

A Director may hold any other office (except that of Auditor) under the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Directors may arrange not being a commission on or percentage of turnover. The provisions of this Article except sub-clause (g) hereof shall extend and apply to alternate Directors.

64. No Director shall be disqualified by his office from contracting with the Company either as vendor purchaser or otherwise nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director be liable to account to the Company for any profit arising from any such office or realised by any such contract or arrangement by reason only of

such Director holding that office or of the fiduciary relation thereby established but it is declared that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is determined on if his interest then exists or in any other case at the first meeting of the Directors after the acquisition of his interest. A Director may not as a Director vote in respect of any contract or arrangement in which he is so interested as aforesaid. A general notice that a Director is a member of or otherwise interested in any specified firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under this clause as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company. The fact that one or more interested director affixes the Company's Seal to the document evidencing a contract or arrangement in which he is interested shall not in any way affect the validity of the said document. The provisions of this Article shall extend and apply to alternate Directors.

65. (a) It shall be the duty of a Director who is in any way directly or indirectly interested in any contract or arrangement or proposed contract or arrangement with the Company to declare the nature of his interest at the meeting of the Directors at which the contract or arrangement is first taken into consideration if his interest then exists or in any other case at the first meeting of the Directors held after the acquisition of his interest and in any case as soon as practicable after the relevant facts have come to his knowledge; provided that a general notice by a Director (read at a meeting of Directors) that he is a member of any specified company or firm and is to be regarded as interested in any contract which may after the date of such notice be made with that company or firm shall be deemed to be sufficient declaration of interest in relation to any contract so made; and provided further that a director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement or proposed contract or arrangement:

(i) relating to any loan to the Company - merely by reason of the fact that he has guaranteed or joined in guaranteeing the repayment of such loan or any part of such loan, or

(ii) made or to be made with a corporation of which the Directors of the Company or any of them may be Directors or members merely by reason of his being a director or member of that corporation.

(b) It shall be the duty of a Director who holds any office or possesses any property the holding of which office or the possession of which property might whether directly or indirectly create duties or interests in conflict with his duties or interests as a Director of the Company to declare at the first meeting of the Directors held after he becomes a Directors or (if he is already a Director) at the first meeting of the Directors held after he commences to hold any office or possess any property as aforesaid the fact of his holding such office or his possession of such property and the nature character and extent of the conflict.

(c) It shall be the duty of the Secretary to record in the minutes of the meeting any declarations made or notices given by Director as aforesaid.

(d) The provisions of this Article shall extend and apply to alternate Directors.

66. A Director shall not be required to hold any share qualification.

67. The Company may by an ordinary resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another Director in his stead but any person so appointed shall retain his office so long only as the director in whose place he is appointed would have held the same if he had not been removed.

ROTATION OF DIRECTORS

68. At every annual meeting one-third of the Directors or if their number is not three or a multiple of three then the number nearest to but not exceeding one-third shall retire from office. Provided that no Director shall retain office for more than three years without submitting himself for election even though such submission results in more than one-third retiring from office. A retiring Director shall retain office until the dissolution of the meeting at which his successor is elected.

69. The Directors to retire in each year shall be those Directors who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

70. A retiring Director shall be eligible for re-election.

71. The Company at the general meeting at which a Director retires in manner aforesaid may fill up the vacated office by electing a person thereto and in default the retiring Director shall be deemed to have been re-elected unless at such meeting it is resolved not to fill up such vacated office.

72. If the Company from time to time in general meeting increases or reduces the number of Directors it may also determine in what rotation the increased or reduced number is to go out of office.

APPOINTMENT OF ALTERNATE DIRECTORS

73. Any Director may with the approval of a majority of his co-Directors at any time and from time to time appoint any person other than an Auditor or a partner or employer or employee of any Auditor of the Company to be an alternate Director to sit in his place on the Board (and at his discretion may remove such alternate Director) and any such appointment or removal shall have effect. Such appointee whilst he holds office as an alternate Director shall be entitled to notice of meetings of the Directors and to attend and vote thereat accordingly and to sign resolutions and to exercise such powers authorities and discretions as are vested in or are exercisable by the Directors making such appointment (unless the same are curtailed or limited by the writing or notice under which he is appointed). Such alternate Director shall ipso facto vacate office if and when the appointor shall cease to be a Director or if the appointor removes the appointee from office. Any appointment or removal under this Article must be in writing under the hand of the director making the same and must be served on the Company and the appointment or removal shall take effect forthwith upon the service thereof. Service of the appointment or removal may be effected by sending the same through the post and in a prepaid registered envelope addressed to the Company at or by leaving the same at the registered office of the Company and if sent by post shall be deemed to be served on the day on which in the ordinary course of mail delivery the same should have been

delivered. The Company shall continue to pay fees to the Director and not to the alternate Director who shall make his own arrangements in that regard with the Director for whom he is acting. The attendance of an alternate Director at meetings of the Board shall be deemed to be attendance by his appointor.

ELECTION OF DIRECTORS

74. (a) No person shall be eligible for appointment as a Director who is an Auditor or a partner or employer or employee of an Auditor of the Company or who is bankrupt or who has current a composition with or an assignment of his estate for the benefit of his creditors or who is found lunatic or becomes of unsound mind.

(b) No person other than an existing or retiring Director of the Company shall be eligible for election as a Director at any general meeting unless he or some other member intending to propose him has at least eleven clear days before the meeting left at the office of the Company a notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such member to propose him provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary.

(c) Notice of each and every candidature for election to the Board of Directors shall be served on the registered holders of shares at least seven days previous to the meeting at which the election is to take place.

(d) In the event of a general meeting deciding to reduce the number of Directors it shall decide by vote which of the Directors shall retire and such Director or Directors shall retire accordingly.

MANAGING DIRECTOR

75. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company either for a fixed term (not exceeding five years) or without any limitation as to the period for which he or they is or are to hold such office and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places. Any contract between the Company and any Managing Director shall provide that such Managing Director may have his appointment determined by the Board of Directors during his term of office should he be found lunatic or becomes of unsound mind.

76. A Managing Director shall (subject to the provision of any contract between him and the Company) be subject to the same provisions as to vacation of office as the other Directors of the Company and if he cease to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Managing Director.

77. The remuneration of a Managing Director (or any other Executive Director) shall from time to time be fixed by the Directors but shall not be by way of commission on or percentage of turnover of the Company or any other company in which the Company is interested or by any or all of those modes.

78. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient; and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf; and may from time to time revoke withdraw alter or vary all or any of such powers. Notwithstanding anything contained herein every Managing Director shall at all times and in all respects be subject to the control of the Board of Directors.

PROCEEDINGS OF DIRECTORS

79. The Directors may meet together for the despatch of business adjourn and otherwise regulate their meeting and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Until otherwise determined by the Directors three Directors shall be a quorum.

79A (1) For the purposes of the Law, each Director, on becoming a Director, consents to the use of the following technology for calling or holding a Directors Meeting:

(a) video;

(b) telephone;

(c) electronic mail;

(d) any other technology which permits each Director to communicate with every other Director; or

(e) any combination of the technologies described in the above paragraphs.

A Director may withdraw the consent given under this article in accordance with the Law.

(2) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors;

(a) the participating Director shall, for the purpose of every provision of this Constitution concerning meetings of the Directors, be taken to be assembled together at a meeting and to be present at that meeting; and

(b) all proceedings of those Directors conducted in that manner shall be as valid and effective as if conducted at a meeting at which all of them were present.

80. A Director may at any time and the Secretary upon the request of a Director shall convene a meeting of the Directors.

81. Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes the Chairman shall have a second or casting vote except where only two Directors are present and form a quorum or where only two Directors are competent to vote on the question at issue.

82. The Directors may elect a Chairman and Deputy Chairman of their meetings and determine the periods for which they are respectively to hold office but if no Chairman or Deputy Chairman is elected or if at any meeting neither the Chairman nor the Deputy Chairman is present at the time appointed for holding it the Directors present shall choose one of their number to be Chairman of the meeting.

83. A meeting of the directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions by or under the regulations of the Company for the time being vested in or exercisable by the Directors generally.

84. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit and may from time to time revoke such delegation. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Directors. The meeting and proceedings of any such committee consisting of one or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto and are not superseded by any regulations made by the Directors under this clause.

85. All acts done at any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Directors or person acting as aforesaid or that they or any of them were disqualified be as valid as if every such person had been duly appointed and was qualified to be a Director.

86. All acts done at any meeting of the Directors at which a quorum is present but of which notice has not been duly given to every Director shall provided each Director who has not received proper notice of such meeting and has not been present subsequently consents to waive such notice be as valid as if proper notice of such meeting had been duly given to and received by all the Directors.

87. (1) A resolution in writing signed by all the Directors for the time being in Australia shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted.

(2) Any such resolution may consist of several documents in like form each signed by one or more Directors.

(3) Every such resolution shall as soon as practicable be entered in the minutes of the Directors' meetings.

(4) Every such resolution shall be deemed to have been passed on the day on which the document was signed and at the time at which the document was last signed by a Director or, if the Directors signed the document on different days on the day and at the time at which the document was last signed by a Director.

(5) A telex, telegram, facsimile transmission or such similar means of communication addressed to or received by the Company and purporting to be signed by a Director shall for the purpose of this Article be deemed to be in writing signed by such Director.

MINUTES

88. (a) The Directors shall cause minutes to be duly entered in books provided for the purpose:

(i) of the names of the Directors present at each meeting of the Directors and of any committee of Directors;

(ii) of all declarations made or notices given by any Director (either generally or specially) of his interest in any contract or proposed contract or of his holding of any office or property whereby any conflict of duty or interest may arise;

(iii) of all orders made by the Directors and committees of Directors;

(iv) of all resolutions and proceedings of general meetings and of meetings of the Directors and committees;

and any such minutes of any meeting of the Directors or of any committee or of the Company if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes.

(b) The Directors shall also cause to be kept in accordance with the provisions of the Law:

(i) if it issues debentures, a register of holders thereof;

(ii) a register of charges;

(iii) a register of the holdings by the Directors of shares in and debentures of the Company or any company which is deemed under the Law to be a company related to the Company, and

(iv) a register of the Directors, Managers and Secretaries of the Company.

CHEQUES

89. (a) The Directors shall have power to determine what persons shall be entitled to draw or sign on the Company's behalf bills or exchange notes receipts acceptances endorsements cheques releases contracts and documents. The Directors shall have power to determine whether or not printed or facsimile signatures may be used on such documents.

(b) Cheques or other negotiable instruments paid to the Company's banker for collection and requiring the endorsement of the Company may be endorsed on its behalf by the Secretary or such other person as the Directors from time to time appoint; all moneys belonging to the Company shall be paid to such bankers as the Directors shall from time to time in writing or by resolution appoint.

COMMON SEAL

90. (a) The Company shall have a common seal. The Directors shall provide for the safe custody of the seal.

(b) The Company may have a duplicate Common Seal which shall be a facsimile of the Common Seal of the Company with the addition on its face of the words "Share Seal" and a certificate under such duplicate Seal shall be deemed to be sealed with the Common Seal of the Company.

POWERS OF DIRECTORS

91. (a) The management of the business of the Company shall be vested in the Directors and the directors may exercise all such powers and do all such acts and things as the Company is by its Constitution or otherwise authorised to exercise and do and are not hereby or by statute directed or required to be exercised or done by the Company in general meeting but subject nevertheless to the provisions of the Law and of these presents and to any regulations not being inconsistent with these presents from time to time made by the Company in general meeting; provided that no such regulation shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

(b) Notwithstanding the general powers hereinbefore conferred upon them the directors shall not sell or otherwise dispose of the main undertaking of the Company without the sanction of the Company in general meeting; nor shall the Directors without the prior approval of the Company in general meeting make an allotment of shares the purpose and effect of which would be that the allotee thereof would after such allotment be entitled to cast more than one-half of the total number of votes which could be cast by all members at a general meeting of the Company.

BORROWING POWERS

92. (a) The Directors may from time to time at their discretion raise or borrow any sum or sums of money for the purposes of the Company.

(b) The Directors may raise or secure the repayment of such moneys or any debts liabilities contracts or obligations undertaken or incurred by the Company in such manner by such means and upon such terms and conditions in all respects as they think fit and in particular and without prejudice to the generality of the foregoing by the issue or re-issue of bonds debentures or debenture stock notes or unsecured notes or any mortgage charge or other security charged upon all or any part of the property of the Company (both present and future) including with the authority (if any) required by law its uncalled and unpaid capital for the time being and may give or accept guarantees or indemnities as they may think desirable.

(c) The Directors may for the purpose of securing the payment of any debentures bonds or other securities or the payment with interest of any money so borrowed as aforesaid or payable under any contract guarantee or indemnity whatsoever or otherwise howsoever make and carry into effect any arrangement which they may

deem expedient by assigning or conveying any property of the Company (including uncalled capital) to trustees.

(d) Every bond debenture or security created by the Company may be so framed that the same shall be assignable free from all equities between the Company and the original or any intermediate holders.

(e) Any bonds debentures or other securities may be issued at a discount premium or otherwise and with or without the right to the holders thereof to exchange the same in whole or part for shares in the Company at a certain or uncertain time or with any special privileges as to redemption surrender drawing allotment of shares attending and voting at general meetings of the Company appointment of Directors and otherwise and generally with such rights and upon such conditions and with such options in all respects as the Directors shall think fit.

(f) If any uncalled capital of the Company is included in or charged by any debenture mortgage or the security the Directors may by instrument under the Company's Seal authorise the person in whose favour such debenture mortgage or security is executed or any other person in trust for him to make called on the members in respect of such uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys and such authority shall subsist during the continuance of the debenture mortgage or security notwithstanding any change in the Directors and shall be assignable if expressed so to be.

92A. The Company shall not make loans to the Directors or provide guarantees and security for obligations undertaken by Directors except as may be permitted by the Law.

LOCAL MANAGEMENT

93. (a) The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether at home or abroad in such manner as they think fit and the provisions contained in the following subclauses of this Article and the next following Article shall be without prejudice to the general powers conferred by this subclause.

(b) The Directors from time to time and at any time may establish any local boards or agencies for managing any of the affairs of the Company in any such specified locality and may appoint any persons to be members of such local board or any managers or agents and may fix their remuneration. And the Directors from time to time and at any time may delegate to any person so appointed any of the powers authorities and discretions or the time being vested in the Directors other than the power of making calls and may authorise the members for the time being of any such local board or any of them to fill up any vacancies therein and to act notwithstanding vacancies; and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annual or vary any such delegation.

(c) The Directors may at any time and from time to time by power of attorney under the Company's seal appoint any person or persons to be the attorney or attorneys of the Company for such purposes and with such powers authorities and discretions

(not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as the Directors may from time to time think fit; and any such appointment may (if the Directors think fit) be made in favour of the members or any of the members of any local board established as aforesaid or in favour of any company or of the members directors nominees or managers of any company or firm or in favour of any fluctuating body of persons whether nominated directly or indirectly by the Directors' and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney or attorneys as the Directors may think fit. Any such delegates or attorneys as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in them.

BRANCH REGISTERS

95. The Company may exercise the powers conferred by the Law and may cause to be kept in any place outside the Territory a Branch Register of members. The Directors may subject to the Law make from time to time such provisions as they think fit respecting the keeping of any such branch register and the transfer of shares to on or from such branch register and may comply with the requirements of any local law.

RESERVE FUND

96. The Directors may before declaring or recommending any dividend set aside out of the profits of the Company such sums as they think proper as reserves to meet contingencies or for equalising dividends or for special dividends or for repairing improving and maintaining any of the property of the Company and for such other purposes as the Directors in their absolute discretion think conducive to the interests of the Company; and may invest the several sums to set aside upon such investments (other than shares of the Company) as they think fit and from time to time deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company and may divide the reserves into such special reserves as they think fit and employ the reserves or any part thereof in the business of the Company and that without being bound to keep the same separate from other assets. The Directors may also without placing them to any reserve carry forward any profits which they may think it prudent not to divide.

DIVIDENDS

97. (a) Subject to the rights attached to any shares issued on special conditions the profits of the Company which it is determined to distribute shall be divisible among the members in proportion to the shares held by them respectively irrespective of the amount of capital paid up or deemed to be paid thereon but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.

(b) A shareholder is not entitled to a dividend if:

(i) a call has been made on his or her shares;

(ii) the time for paying the call has passed; and

(iii) the call is unpaid.

98. The Company in general meeting may declare a dividend to be paid to members according to their rights and interests in the profits and may fix the time for payment. No larger dividend shall be declared than is recommended by the Directors but the Company in general meeting may declare a smaller dividend.

99. No dividend shall be payable except out of the profits of the Company and no dividend shall carry interest as against the Company.

100. The declaration of the Directors as to the amount of the profits of the Company shall be conclusive.

101. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

102. Subject to the Law the Directors may retain any dividends on which the Company has a lien or payable in respect of any shares upon which a call is due and unpaid and may apply the same in or towards satisfaction of the debts liabilities or engagements in respect of which the lien exists or such call.

103. A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

104. Subject to the Law the Directors may retain the dividends payable upon shares in respect of which any person is under the transmission clause entitled to become a member or which any person under that clause is entitled to transfer until such person shall become a member in respect of such shares or shall duly transfer the same.

105. Any one of the several persons who are registered as the joint holders of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such shares.

106. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

107. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled or in the case of joint holders to the registered address of that one whose name stands first on the Register in respect of the joint holding.

108. The Directors when declaring a dividend may make a call on the members of such amount as they may fix but so that the call on each member shall not exceed the dividend payable to him and so that the call may be made payable at the same time as the dividend and the dividend may if so arranged between the Company and the member be set off against the call.

109. The Directors when declaring a dividend may resolve that such dividend be paid wholly or in part by the distribution of specific assets and in particular of paid up shares, debentures or debentures stock of the Company or paid up shares, debentures or debenture stock of any other company or in any one or more of such ways.

CAPITALISATION OF PROFITS

111. Any general meeting may resolve:

(a) that any moneys investments or other assets forming part of the undivided profits of the Company standing to the credit of any reserves or in the hands of the Company and available for dividend or profits arising from the revaluation of assets be capitalised and distributed amongst such of the members as would be entitled to receive them if distributed by way of dividend and in the same proportions on the footing that they become entitled thereto as capital; and

(b) that all or any part of such capitalised fund be applied on behalf of such members in paying up in full either at part or at such premium as the resolution may provide any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in or towards payment of the uncalled liability on any issued shares or debentures or debenture stock and that such distribution or payment shall be accepted by such members in full satisfaction of their interest in the said capitalised sum.

112. If the Company has redeemed any redeemable preference shares all or any part of any capital redemption fund arising from the redemption of such shares may be resolution of the Company be applied in paying up in full any new shares or any shares then remaining unissued to be issued to such holders of shares as would be entitled to receive the same if distributed by way of dividend equal to the nominal amount of the shares so issued.

113. For the purpose of giving effect to any resolution under the 2 last preceding Articles the Directors may settle any difficulty which may arise in regard to the distribution as they think expedient and in particular may issue fractional certificates and may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any members upon the footing of the value so fixed or that fractions of less value than one dollars may be disregarded in order to adjust the rights of all parties and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalised funds as may seem expedient to the Directors.

Where requisite a proper contract shall be filed in accordance with the Law and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalised fund and such appointment shall be effective.

ACCOUNTS

114. (a) The Directors shall cause to be kept such accounting and other records as will sufficiently explain the transactions and financial position of the Company and enable true and fair profit and loss accounts and balance sheets and any documents required by the Law of these Articles to be attached thereto to be prepared from time to time and shall cause those records to be kept in such manner as to enable them to be conveniently and properly audited.

(b) The records referred to in subclause (a) shall be retained for 7 years after the completion of the transactions or operations to which they respectively relate.

(c) Subject to the Law the records shall be kept at the registered office of the Company or at such other place or places as the Directors think fit and shall at all times be open to inspection by the Directors.

115. The Directors shall from time to time (subject to the provisions of the Law determine whether and to what extent and at what times and places and under what conditions or regulations the accounting and other records of the Company or any of them shall be opened to the inspection of the members; and no member (not being a Director) shall have any right in inspecting any account or book or document of the Company except as conferred by the Law or authorised by the Directors or by a resolution of the Company in general meeting and no member not being a Director shall be entitled to require or receive any information concerning the business trading or customers of the Company or any trade secret or secret process of or used by the Company.

116. At the annual meeting in each year the Directors shall lay before the Company a profit and loss account for the period since the preceding account made up to a date not earlier than the date of the meeting by more than 4 months.

117. The Directors shall cause to be made out in every calendar year and to be laid before the Company in general meeting a duly audited balance sheet as at the date to which the profit and loss account is made up and there shall be attached to every such balance sheet a report by the Directors with respect to the state of the Company's affairs and a statement as to the amount if any which the Directors recommend be paid out of profits or a reserve fund by way of dividend or bonus and the amount if any which the Directors propose to carry to reserve fund.

118. (a) The profit and loss accounts, balance sheets and reports which in pursuance of the Law are to be laid before the Company in general meeting shall comply with all the provision of the Law relating thereto and contain such statements as are required by the Law.

(b) Such accounts shall disclose the total remuneration (including fees, percentages and other emoluments, if any) paid or payable to all Directors (other than a Managing Director) of the Company and of other companies (if any) in which the Company holds directly or indirectly fifty percentum or more of the issued share capital during the period to which the accounts relate.

119. A copy of every balance sheet (including profit and loss account and every document required by law to be annexed or attached thereto) which is to be laid before the Company in general meeting together with a copy of the Auditor's report on the balance sheet shall not less than fourteen days before the date of the meeting be sent to all persons entitled to receive notices of general meetings, and six copies of each of those documents shall at the same time be sent to the secretary of each Stock Exchange upon which any of the shares of the Company are officially listed.

120. Any member whether he is or is not entitled to have sent to him copies of the Company's balance sheets and any holder of debentures of the Company shall be entitled to be furnished on demand without charge with a copy of the last balance sheet of the Company (including every document required by law to be annexed or attached thereto) together with a copy of the Auditor's report on the balance sheet.

AUDIT

121. (a) Once at least in every year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet ascertained by one more Auditor or Auditors.

(b) The principal share register and branch registers (if any) shall be audited at intervals of not more than 3 months.

122. Auditors of the Company shall be appointed and may be removed and their remuneration rights and duties shall be regulated in accordance with the provisions of the Law. Notice of the nomination of any person other than retiring Auditor for appointment as Auditor shall be given to the Company at least twenty one (21) days before the general meeting at which the appointment of Auditor is to be made.

124. Every account of the Company when audited and approved by a general meeting shall be conclusive except as regards any error discovered therein with 3 months next after the approval thereof. Whenever any such error is discovered within that period the account shall forthwith be corrected and thenceforth shall be conclusive. Copies of the Auditor's qualified report which in the opinion of the Audit should be made known to the members shall be supplied forthwith by the Directors to each Stock Exchange on which the shares of the Company are officially listed.

NOTICES

125. A notice may be served by the Company upon any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered place of address or by sending it to a facsimile number or electronic address nominated by the member for that purpose.

126. Each holder of registered shares whose registered place of address is not in the Commonwealth of Australia may from time to time in writing to the Company notify an address in the Commonwealth of Australia which shall be deemed his registered place of address within the meaning of the last preceding Article.

127. As regards those members who have no registered place of address in the Commonwealth of Australia notice posted up in the office shall be deemed to be well served on them at the expiration of 24 hours after it is so posted up.

128. Any notice required to be given by the Company to the members or any of them and not expressly provided for by these presents shall be sufficiently given if given by advertisement.

129. All notices shall with respect to any registered shares to which persons are jointly entitled be given to whichever of such persons is named first in the Register and notice so given shall be sufficient notice to all the holders of such shares.

130. Any notice sent by post shall be deemed to have been served on the day following that on which the letter envelope or wrapper containing the same is posted and in proving such service it shall be sufficient to prove that the letter envelope or wrapper containing the notice was properly addressed and put into the post office. A certificate in writing signed by any Manager Secretary or other officer of the Company that the letter envelope or

wrapper containing the notice was so addressed and posted shall be conclusive evidence thereof.

131. Every person who by operation of law transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to his name and address being entered on the Register shall be duly given to the person from whom he derives his title to such share.

132. Any notice or document sent by post to or left at the registered address of any member in pursuance of these presents shall notwithstanding such member be then deceased and whether or not the Company have notice of his decease be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his heirs executors or administrators and all persons (if any) jointly interested with him in any such share.

133. The signature to any notice to be given by the Company may be written or printed.

134. Where a given number of days' notice or notice extending over any other period is required to be given the day of service shall be but the day upon which such notice shall expire shall not be counted in such number of days or other period.

DISCOVERY

135. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will not be expedient in the interests of the members of the Company to communicate to the public.

WINDING UP

136. If the Company is wound up the liquidator may with the sanction of a special resolution of the Company divide amongst the members in kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and may for that purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how the division shall be carried out as between the members of different classes of members. The liquidators may with the like sanction vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the contributories as the liquidator with the like sanction thinks fit but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

137. Subject to the rights of persons if any entitled to shares with special rights in a winding up all moneys and assets that may be legally distributable among members shall be distributed in proportion to the shares held by them respectively irrespective of the amount paid up or credited as paid up thereon provided that all calls made have been paid, except that if:

(a) the Company shall be wound up within twelve (12) months of its listing on any of the Adelaide, Brisbane, Melbourne, Perth, Hobart or Sydney Stock Exchanges; or

(b) the Company ceases to carry on business within twelve (12) months of its incorporation;

shares issued for cash shall in such distribution to the extent of the capital contributed by subscribing shareholders rank in priority to those issued to vendors or promoters or both for other consideration than cash.

138. On the sale of the Company's main undertaking or on the liquidation of the Company no commission or fees shall be paid to a Director or Directors or Liquidator unless it shall have been ratified by the shareholders. Prior notification of the amount of such proposed payments shall be given to all registered holders of shares at least 7 days prior to the meeting at which any such payment is to be considered.

INDEMNITY

139. (a) The Company may, where the Board considers it appropriate to do so, pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an Officer of the Company or of a related body corporate of the Company against any liability incurred by the person as such an Officer, other than a liability arising out of conduct involving:

(i) a wilful breach of duty in relation to the Company or the related body corporate (as the case may be); or

(ii) without limiting sub-paragraph (i), a contravention of Subsection 232(5) or (6) of the Law.

Nothing in this Article shall prohibit such contract insuring any such person against liability for costs and expenses incurred by such person in defending proceedings, whether civil or criminal, and whatever their outcome.

In the case of a Director, any premium paid pursuant to this Article shall be paid in addition to remuneration paid to that Director by the Company pursuant to Article 61.

(b) Notwithstanding anything contained in Article 64, a Director is not precluded from voting in respect of any contract or proposed contract of indemnity or insurance, merely because the contract indemnifies or insures or would indemnify or insure the Director against a liability incurred by the Director as an officer of the Company or of a related body corporate.

(c) For the purposes of this Article, "Officer" shall mean a Director, Secretary or executive officer.

140. No Director, Auditor or other officer of the Company shall be liable for the acts receipts neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or

upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy insolvency or tortious act of any person with whom any moneys securities or effects shall be deposited or for any loss occasioned by any error of judgment omission default or oversight on his part or for any other loss damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own negligence default breach of duty or breach of trust.

VENDOR SECURITIES

141. Notwithstanding any other provisions in these Articles:

(1) the Company shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of Vendor Securities (as defined in the Listing Rules) which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation to Vendor Securities;

(2) on a winding up of the Company, the holders of shares which are classified under the Listing Rules or by the Home Exchange as Vendor Securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in the Company; and

(3) in the event of a breach of any escrow agreement entered into by the Company under the Listing Rules in relation to shares which are classified under the Listing Rules or by the Home Exchange as Vendor Securities, the member holding the shares in question shall cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists."

EXCHANGE RULES

142. While the Company remains admitted to the Official List of the Exchange, the following clauses apply.

(1) Notwithstanding anything contained in these Articles, if the Listing Rules prohibit an act being done, the act shall not be done.

(2) Nothing contained in these Articles prevents an act being done that the Listing Rules require to be done.

(3) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(4) If the Listing Rules require these Articles to contain a provision and they do not contain such a provision, these Articles are deemed to contain that provision.

(5) If the Listing Rules require these Articles not to contain a provision and they contain such a provision, these Articles are deemed not to contain that provision.

(6) If any provision of these Articles is or becomes inconsistent with the Listing Rules, these Articles are deemed not to contain that provision to the extent of the inconsistency.

PROPORTIONAL TAKEOVER PLEBISCITES

143. (a) Where offers have been made under a proportional takeover scheme in accordance with Section 635(b) of the Law in respect of a proportion of the shares included in a class of shares in the Company:

(i) the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the proportional takeover scheme is prohibited unless and until a resolution (in this Article referred to as a "prescribed resolution") to approve the proportional takeover scheme is passed in accordance with this Article;

(ii) a person (other than the offeror or a person associated with the offeror) who, as at the end of the day on which the first offer under the proportional takeover scheme was made, held shares included in that class is entitled to vote on a prescribed resolution and, for the purposes of so voting, is entitled to one vote for each of the last-mentioned shares;

(iii) a prescribed resolution must be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution;

(iv) a prescribed resolution, being a resolution that has been voted on, will be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise will be taken to have been rejected; and

(v) if a prescribed resolution to approve a proportional takeover scheme has not been voted on in accordance with this Article 143 before the day that is 14 days before the end of the period during which the offers under the proportional takeover scheme remain open (the "Relevant Day") a prescribed resolution to approve the proportional takeover scheme will be taken to have been passed in accordance with this Article 143 on the Relevant Day.

(b) For the purposes of Article 143(a), the words "takeover scheme" and "offeror" will have the same meaning as ascribed to them by Section 603 of the Law and the expression "a person associated with" another person is an "associate reference" for the purposes of and as defined in Division 2 of Part 1.2 of the Law where the other person will be the "primary person" for the purposes of that Division.

(c) The provisions in this Article have effect for a period of 3 years from the date upon which this Article takes effect, or, if the provisions are renewed, for the period of 3 years less one day from the date of the last renewal, unless otherwise specified in the resolution effecting the renewal.

We the several persons whose names are subscribed to the Memorandum of Association hereby agree to the foregoing Articles of Association.

Signature of Subscribers	**Witness**
Ian McFarlane, 9 Fisher Avenue, VAUCLUSE NSW Company Director	Stephanie Glyn 90 Nelson Street ANNANDALE NSW Secretary
Francis Lambert Miller 99 Burns Road, WAHROONGA NSW Company Director	Stephanie Glyn 90 Nelson Street ANNANDALE NSW Secretary
John Montague Rothery 30A Wattle Street, KILLARA NSW Solicitor	P J H Allen 187 Macquarie Street SYDNEY NSW
Ian Farley Hutchinson 6 Carrington Avenue MOSMAN NSW Solicitor	P J H Allen 187 Macquarie Street SYDNEY NSW
Robert Colin Nicholls Unit 708 187 Macquarie Street 15 Wyagdon Street NORTH SYDNEY NSW Solicitor	P J H Allen SYDNEY NSW

Dated this 25th day of January, 1968.

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

25 January 2002
Company Announcement

SPP/CPM GAIN OVERWHELMING SHAREHOLDER SUPPORT FOR MERGER OF COMPANIES

The Companies are pleased to announce overwhelming shareholder support for the merger of SPP and CPM at Extraordinary General Meetings held on 24 January 2002. The Scheme was passed at the meeting of CPM Ordinary Shareholders with an overwhelming 99.9% of votes cast in favour of the resolution, representing 96.7% of shareholders who voted. Similar results were achieved with the other security class holders in the Company. The approval paves the way for the Scheme to be effective upon final ratification by the Federal Court of Australia which sits on 27 February 2002.

Mr Campbell Anderson, Chairman of the Companies, stated "We are very pleased with the overwhelming level of shareholder support. The merger of the two companies will result in SPP becoming the fifth largest oil producing company in Australia by market capitalisation, with expectations of increased share liquidity."

At yesterday's meetings, Mr Jim McFarland, Managing Director, commented on the progress at the Stuart project: "Stage 1 has just completed its longest run of 32 days, producing 68,000 barrels of oil. Another shipment was successfully made on 19 January when 38,400 barrels of ultra-low sulphur naphtha was shipped to Sydney." The Stuart Oil Shale Project has now produced over $13 million of high quality oil products.

A total of 133,000 barrels of Stuart oil products have been successfully sold to the refining market in Australia and to fuel oil customers in Singapore. Mr McFarland said "Contrary to inaccurate claims by Greenpeace that product from Stuart has been rejected by a major refiner in Australia, the reality is that this refiner has purchased product in the past but has no current plans for further purchases. However it is keeping the situation under continuous review."

Progress is continuing in developing domestic markets for Stuart's high quality naphtha product. Stuart naphtha has less than one part per million sulphur, which is the cleanest feedstock available to Australian refiners.

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum NL / Central Pacific Minerals NL
Phone: 07 3237 6600

ASX
AUSTRALIAN STOCK EXCHANGE

PROPOSED MERGER BETWEEN CENTRAL PACIFIC MINERALS NL AND SOUTHERN PACIFIC PETROLEUM NL

Background

Participating Organisations are advised the proposed merger between Central Pacific Minerals NL ("CPM") and Southern Pacific Petroleum NL ("SPP") was approved by shareholders on 24 January 2002. The restructure will occur by way of four separate schemes of arrangements.

Under the schemes, SPP will acquire shares in CPM held by shareholders other than SPP in exchange for the issue of SPP shares in an equivalent class. In accordance with the agreement, SPP will issue 2.664 replacement shares for each CPM share held.

The schemes of arrangement will result in SPP owning at least 80% of CPM's voting shares. It is a feature of the schemes that holders of ordinary shares, contributing shares and equity participation shares in CPM can elect to defer participation in the schemes for up to ten years for a maximum of 20% of CPM's voting shares. The final date for election to defer participation in the schemes was 25 February 2002.

Under the terms of the schemes, SPP will not seek quotation of the replacement securities issued to CPM contributing shareholders (CPMCA) as these new shares will represent a separate class to the existing listed SPP contributing shares.

Timetable

Following advice of Court approval for the schemes, the following timetable will apply.

Wednesday, 27 February 2002	Court Hearing for approval of the Schemes
Thursday, 28 February 2002	Court Order to be lodged with ASIC and ASX. The securities of CPM will be suspended and cease official quotation at the close of trading (ASX Code: CPM & CPMCA).
Friday, 1 March 2002	Deferred settlement trading commences in the new SPP ordinary shares (ASX Code SPPN). Note: There will be no deferred settlement market for the new SPP contributing shares issued to CPMCA shareholders as the new securities will not be quoted on ASX.
Thursday, 7 March 2002	Record date to determine entitlements under the schemes. Last day to register transfers on a pre-reorganisation basis.

Friday, 8 March 2002	First day for entity to register securities on a post reorganisation basis and first day for issue of holding statements.
Friday, 15 March 2002	Despatch date for holding statements in relation to new shares issued by SPP to former CPM shareholders. Deferred settlement trading ends.
Monday, 18 March 2002	New ordinary shares issued by SPP to former CPM holders merge with the existing SPP shares. Trading commences on a normal T+3 basis. (ASX Code: SPP)
Thursday, 21 March 2002	First settlement date for on market deferred settlement trades conducted in SPPN and for trades conducted on a T+3 basis in SPP on 18 March 2002.
Thursday, 28 March 2002	Anticipated date for removal of CPM from the official list of ASX.

Further Information

For further information in relation to the merger proposal, please refer to the schemes of arrangement documentation released to the market on Monday, 17 December 2001.

ASX Contact:	Peter McNamara
Business Unit	Companies Brisbane
Ext.No:	4000
Date:	28 February 2002